Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194377

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not offers to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 16, 2014

PRELIMINARY PROSPECTUS SUPPLEMENT

$60,000,000

CARROLS RESTAURANT GROUP, INC.

Common Stock

We are offering $60,000,000 of our common stock. Our common stock is traded on The NASDAQ Global Market under the symbol “TAST.” On April 14, 2014, the last reported sale price of our common stock on The NASDAQ Global Market was $7.08 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-11 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to us (Before Expenses)	$	$

Delivery of the shares of common stock is expected to be made on or about                     , 2014. We have granted the underwriters an option for a period of 30 days to purchase up to an additional 15 percent of the offered amount of common stock from us on the same terms and conditions as set forth above, to cover over-allotments, if any. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable by us will be $         and the total proceeds to us, before expenses, will be $        .

Joint Book-Running Managers

RAYMOND JAMES	STEPHENS INC.

This prospectus supplement is dated                    , 2014

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us, and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus dated April 10, 2014, which gives more general information, some of which may not apply to this offering of common stock. Generally, when we refer only to the “prospectus”, we are referring to both parts combined.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and in the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement and in the accompanying prospectus that we have authorized for use in connection with this offering, as applicable, and that any information incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date given in the document incorporated by reference, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus filed by us with the Securities and Exchange Commission, which we refer to as the “SEC”, related to this offering before making an investment decision, including the information contained in the documents identified under the headings “Information Incorporated By Reference” and “Where You Can Find More Information” below.

PRESENTATION OF INFORMATION

Throughout this prospectus supplement, we refer to Carrols Restaurant Group, Inc. as “Carrols Restaurant Group” and, together with its consolidated subsidiaries, as “we,” “our” and “us” unless otherwise indicated or the context otherwise requires. Any reference to “Carrols” refers to our wholly-owned subsidiary, Carrols Corporation, a Delaware corporation, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Any reference to “Carrols LLC” refers to the wholly-owned subsidiary of Carrols, Carrols LLC, a Delaware limited liability company, unless otherwise indicated or the context otherwise requires. Any reference to “Fiesta Restaurant Group” refers to Fiesta Restaurant Group, Inc., a Delaware corporation and formerly our indirect wholly-owned subsidiary prior to our spin-off of Fiesta Restaurant Group which occurred on May 7, 2012, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

Any reference to BKC in this prospectus supplement refers to Burger King Worldwide, Inc. and its wholly-owned subsidiaries, including Burger King Corporation.

BURGER KING® is a registered trademark and service mark and WHOPPER® is a registered trademark of BKC. Neither BKC nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys are in any way participating in, approving or endorsing this offering, any of the underwriting (if any) or accounting procedures used in this offering, or, any representations made in connection with this offering. The grant by BKC of any franchise or other rights to us is not intended as, and should not be interpreted as, an express or implied approval, endorsement or adoption of any statement regarding financial or other performance which may be contained in this prospectus supplement. All financial information in this prospectus supplement is our sole responsibility.

Any review by BKC of this prospectus supplement and accompanying prospectus has been conducted solely for the benefit of BKC to determine conformance with BKC internal policies, and not to benefit or protect any other person. No investor should interpret such review by BKC as an internal approval, endorsement, acceptance or adoption of any representation, warranty, covenant or projection contained in this prospectus supplement and accompanying prospectus.

The enforcement or waiver of any obligation of ours under any agreement between us and BKC or BKC affiliates is a matter of BKC or BKC affiliates’ sole discretion. No investor should rely on any representation, assumption or belief that BKC or BKC affiliates will enforce or waive particular obligations of ours under those agreements.

MARKET AND INDUSTRY DATA

In this prospectus supplement and accompanying prospectus, we refer to information, forecasts and statistics regarding the restaurant industry and to information, forecasts and statistics from Nation’s Restaurant News, the U.S. Census Bureau and the U.S. Department of Agriculture. Unless otherwise indicated, information regarding BKC in this prospectus supplement and accompanying prospectus has been made publicly available by BKC.

USE OF NON-GAAP FINANCIAL MEASURES

EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA are all non-GAAP financial measures. EBITDA represents net income (loss) from continuing operations, before provision (benefit) for income taxes, interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted to exclude impairment and other lease charges, acquisition and integration costs, EEOC litigation and settlement costs, stock compensation expense and gains and losses on extinguishment of debt. Adjusted Restaurant-Level EBITDA represents income (loss) from operations as adjusted to exclude restaurant-level integration costs, general and administrative expenses, depreciation and amortization, impairment and other lease charges, and other expense (income).

We believe Adjusted EBITDA and Adjusted Restaurant-Level EBITDA provide a more meaningful comparison than EBITDA of our core business operating results, as well as with those of other similar companies. Additionally, we present Adjusted Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses, restaurant-level integration costs, and other expense (income), all of which are non-recurring at the restaurant level. Management believes that Adjusted EBITDA and Adjusted Restaurant-Level EBITDA, when viewed with our results of operations in accordance with GAAP and our reconciliations of EBITDA and Adjusted EBITDA to net income (loss) from continuing operations and Adjusted Restaurant-Level EBITDA to income (loss) from operations, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. Additionally, management believes that Adjusted EBITDA and Adjusted Restaurant-Level EBITDA permit investors to gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced.

However, EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income (loss) from continuing operations, income (loss) from operations or cash flow from operating activities as indicators of operating performance or liquidity. Also, these measures may not be comparable to similarly titled captions of other companies.

EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA have important limitations as analytical tools. These limitations include the following:

•	such financial measures do not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	such financial measures do not reflect the interest expense or the cash requirements necessary to service principal or interest payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets that we currently depreciate and amortize will likely have to be replaced in the future, and such financial measures do not reflect the cash required to fund such replacements; and

•

such financial measures do not reflect the effect of earnings or charges resulting from matters that our management does not consider to be indicative of our ongoing operations. However, some of these charges (such as impairment expense) have recurred and may reoccur.

See “—Prospectus Supplement Summary—Summary Historical Financial and Operating Data” for a quantitative reconciliation of EBITDA and Adjusted EBITDA to net income (loss) from continuing operations and Adjusted Restaurant-Level EBITDA to income (loss) from operations.

PROSPECTUS SUPPLEMENT SUMMARY

Our Company

We are the largest Burger King® franchisee in the world, based on number of restaurants, and have operated Burger King restaurants since 1976. As of December 29, 2013, we owned and operated 564 Burger King restaurants located in 13 Northeastern, Midwestern and Southeastern states. Burger King restaurants feature the popular flame-broiled Whopper® sandwich, as well as a variety of hamburgers, chicken and other specialty sandwiches, french fries, salads, breakfast items, snacks, smoothies, frappes and other offerings. We believe that our size, seasoned management team, extensive operating infrastructure, experience and proven operating discipline differentiate us from many of our competitors as well as many other Burger King operators.

According to BKC, as of December 31, 2013 there were a total of 13,667 Burger King restaurants, of which 13,615 were franchised and 7,436 were located in the United States and Canada. Burger King is the second largest hamburger restaurant chain in the world (as measured by number of restaurants) and we believe that the Burger King brand is one of the world’s most recognized consumer brands. Burger King restaurants have a distinctive image and are generally located in high-traffic areas throughout the United States. Burger King restaurants are designed to appeal to a broad spectrum of consumers, with multiple day-part meal segments targeted to different groups of consumers. We believe that the competitive attributes of Burger King restaurants include significant brand recognition, convenient locations, quality, speed of service and price.

Our Burger King restaurants are typically open seven days per week and generally have operating hours ranging from 6:00 am to midnight on Sunday to Wednesday and to 2:00 am on Thursday to Saturday.

Our existing restaurants consist of one of several building types with various seating capacities. Our typical freestanding restaurant contains approximately 2,800 to 3,200 square feet with seating capacity for 90 to 100 customers, has drive-thru service windows and has adjacent parking areas. The building types for recently constructed or remodeled Burger King restaurants utilize 2,600 square feet and typically have seating capacity for 60 to 70 customers. As of December 29, 2013, almost all of our restaurants were freestanding. We operate our restaurants under franchise agreements with BKC.

On May 7, 2012, we completed the spin-off of Fiesta Restaurant Group, which included the Pollo Tropical and Taco Cabana restaurant businesses, which we refer to as the “spin-off.” Fiesta Restaurant Group has been an independent public company since such date.

On May 30, 2012, we completed the acquisition of 278 Burger King restaurants from BKC, which we refer to as the “2012 acquisition” including BKC’s assignment of its right of first refusal on franchise restaurant transfers in 20 states as follows: Connecticut (except Hartford county), Delaware, Indiana, Kentucky, Maine, Maryland, Massachusetts (except for Middlesex, Norfolk and Suffolk counties), Michigan, New Hampshire, New Jersey, New York (except for Bronx, Kings, Nassau, New York, Queens, Richmond, Suffolk and Westchester counties), North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, Washington DC and West Virginia, which we refer to as the “ROFR”, pursuant to an operating agreement with BKC, which we refer to as the “operating agreement”, dated as of May 30, 2012. In addition, pursuant to the operating agreement, BKC granted us, on a non-exclusive basis, franchise pre-approval to acquire restaurants from Burger King franchisees in the 20 states covered by the ROFR until we operate

1,000 Burger King restaurants. Newly constructed or acquired restaurants beyond 1,000, or acquisitions in states not subject to the ROFR would be subject to BKC’s customary approval process. We also agreed to remodel 455 Burger King restaurants to BKC’s “20/20” restaurant image.

We refer to the restaurants acquired from BKC in the 2012 transaction as our “acquired BKC restaurants” and all of our other restaurants are referred to as our “legacy restaurants”. For the fiscal year ended December 29, 2013, our restaurants generated revenues of $663.5 million in total and our comparable restaurant sales increased 1.0%. Our average annual restaurant sales for all restaurants were approximately $1,177,000 per restaurant. For the fiscal year ended December 29, 2013, our restaurants generated Adjusted EBITDA of $34.3 million and Adjusted Restaurant-Level EBITDA of $70.2 million.

Our Competitive Strengths

We believe we have the following competitive strengths:

Largest Burger King Franchisee. We are BKC’s largest franchisee in the world based on number of restaurants, and are well positioned to leverage the scale and marketing of one of the most recognized brands in the restaurant industry. We believe the geographic dispersion of our restaurants provides us with stability and enhanced growth opportunities in many of the markets in which we operate. We also believe that our large number of restaurants increases our ability to effectively manage the awareness of the Burger King brand in certain markets through our ability to influence local advertising and promotional activities.

Operational Expertise. We have been operating Burger King restaurants since 1976 and have developed sophisticated information and operating systems that enable us to measure and monitor key metrics for operational performance, sales and profitability that may not be available to other restaurant operators. Our focus on leveraging our operational expertise, infrastructure and systems allows us to optimize the performance of our restaurants and any restaurants that we may acquire. Our size and history with the Burger King brand enable us to effectively track operating metrics and leverage best practices across our organization. We believe that our experienced management team, operating culture, effective operating systems and infrastructure enable us to operate more efficiently than many other Burger King operators, resulting in higher restaurant margins and overall performance.

Consistent Operating History and Financial Strength. We believe that the quality and sophistication of our restaurant operations have driven our strong restaurant level performance. Our restaurants have generally outperformed the Burger King system from a comparable sales perspective over time. Our strong restaurant level operations coupled with our financial management capabilities have resulted in consistent and stable cash flows. We have demonstrated our ability to prudently manage financial leverage through a variety of economic cycles. We believe that our cash flow from operations and availability of revolving credit borrowings under our senior credit facility will be used to fund our ongoing operations and strategic capital expenditure needs.

Distinct Brand with Global Recognition, Innovative Marketing and New Product Development. As a Burger King franchisee, we benefit from, and rely on, BKC’s extensive marketing, advertising and product development capabilities to drive sales and generate increased restaurant traffic. Over the years, BKC has launched innovative and creative multimedia advertising campaigns that highlight the popular relevance of the Burger King brand. In 2012, BKC launched an extensive campaign of new product introductions and innovative marketing that drove system-wide sales growth. We believe these campaigns continue to positively impact the brand today as BKC focuses on a well-balanced promotional mix and remains committed to focusing on fewer but more impactful new product launches and limited time offers, both of which continue to show positive trends. BKC is also aggressively working with franchisees throughout the system to encourage the renovation and remodeling of restaurants to BKC’s 20/20 image, which we believe will increase customer traffic and restaurant sales.

Strategic Relationship with Burger King Corporation. We believe that the structure of the 2012 acquisition strengthens our well-established relationship with BKC and further aligns our common interests to grow our business. We intend to expand by making acquisitions, including acquisitions resulting from the exercise of the ROFR obtained in the 2012 acquisition. The consideration to BKC included a 28.9% equity interest in Carrols Restaurant Group. BKC’s Chief Executive Officer, Daniel Schwartz, joined our board of directors upon the closing of the 2012 acquisition on May 30, 2012 and Alexandre Macedo, BKC’s President of North America, also currently serves on our board of directors. Our restaurants represent approximately 7.6% of the Burger King locations in North America as of December 29, 2013. We believe that the combination of our rights under the operating agreement, BKC’s shared equity interest and its board level representation have reinforced the alignment of our common interests with BKC for the long term.

Multiple Growth Levers. We believe our historical track record of acquiring and integrating restaurants and our commitment to remodel our restaurants provides multiple avenues to grow our business. With more than 50 years of restaurant operating experience, we have successfully grown our business through acquisitions, including the most recent acquisition of 278 restaurants from BKC in May 2012. Since this acquisition we have experienced increases in comparable restaurant sales, increased restaurant-level profitability and improved operating metrics at the acquired restaurants. In addition, we have remodeled a total of 201 restaurants over the past two years to BKC’s 20/20 restaurant image which we believe has improved the guests’ overall experience and increased customer traffic.

Experienced Management Team with a Proven Track Record. We believe that our senior management team’s extensive experience in the restaurant industry and its long and successful history of developing, acquiring, integrating and operating quick-service restaurants provide us with a competitive advantage. Our management team has a successful history of integrating acquired restaurants, and over the past 20 years, we have significantly increased the number of Burger King restaurants we own and operate, largely through acquisitions. In addition, we successfully acquired, integrated and expanded the Pollo Tropical and Taco Cabana brands from 1998 to 2012 prior to the spin-off of Fiesta Restaurant Group. Our operations are overseen by our Chief Executive Officer, Dan Accordino, who has over 40 years of Burger King and quick-service restaurant experience and eight Regional Directors that have an average of 27 years of Burger King restaurant experience. Seventy-three district managers support the Regional Directors, 51 of which have over 15 years of restaurant management experience in the Burger King system. Our operations management is further supported by our infrastructure of financial, information systems, real estate and human resources professionals.

Our Business Strategies

Our primary business strategies are as follows:

Increase Restaurant Sales and Customer Traffic. BKC has identified and implemented a number of strategies to increase brand awareness, increase market share, improve overall operations and drive future growth. These strategies are central to our strategic objectives to deliver profitable growth.

•

Products. The strength of the BKC menu has been built on a distinct flame-grilled cooking platform to make better tasting hamburgers. We believe that BKC intends to continue to optimize the menu by focusing on core products, such as the flagship Whopper® sandwich, while maintaining a balance between value promotions and premium limited time offerings to drive sales and traffic. In April 2012, BKC launched one of the broadest expansions of food offerings in its 58-year history, including the introduction of Garden Fresh Salads, Wraps, Real Fruit Smoothies and Frappes. Product innovation continued in 2013 with a multi-tier balanced approach to value and premium offerings, pairing value promotions, such as the $1 Fry Burger, with premium limited time offerings such as the Angry Whopper® sandwich. In the third quarter of 2013, BKC introduced Satisfries™, a first of its kind reduced calorie french fry. There have also been a number of enhancements to food preparation procedures to improve the quality of BKC’s existing products. These new menu platforms and quality improvements form the backbone of BKC’s strategy to appeal to a broader consumer base and to increase restaurant sales.

•

Image. We believe that reimaged restaurants increase curb appeal and result in increased restaurant sales. We agreed to remodel 455 restaurants beginning in 2012 to BKC’s 20/20 restaurant image which features a fresh, sleek, eye-catching design. The restaurant redesign incorporates easy-to-navigate digital menu boards in the dining room, streamlined merchandising at the drive-thru, flat screen televisions in the dining area and new employee uniforms. We believe the restaurant remodeling plan will improve our guests’ dining experience and increase customer traffic. As of December 29, 2013, we have completed remodeling a total of 201 restaurants to the 20/20 restaurant image.

•

Advertising and Promotion. We believe that we will continue to benefit from BKC’s advertising support of its new menu additions, product enhancement and reimaging initiatives. BKC has established a data driven marketing process which is focused on driving restaurant sales and traffic, while targeting a broader consumer base with more inclusive messaging. This strategy uses multiple touch points to advertise our products, including digital advertising, social media and on-line video in addition to traditional television advertising. In 2012, BKC launched a food-centric marketing strategy with the tagline Taste is King® which focuses consumers on the food offerings, the core asset, and balances value promotions and premium limited time offerings to drive profitable restaurant sales and traffic. In 2013, BKC initiated a 2 for $5 premium sandwich promotion which features different premium sandwiches from time to time and also serves as a platform for the promotion of new premium sandwiches as they are introduced.

•

Operations. We believe that improving restaurant operations and enhancing the customer experience are key components to increasing the profitability of our restaurants. We believe we will benefit from BKC’s initiatives to improve food quality, simplify restaurant level execution and monitor operational performance, all of which are designed to improve the customer experience and increase customer traffic.

Strategically Remodel to Elevate Brand Profile and Increase Profit Potential. As of December 29, 2013 we have completed remodeling a total of 201 restaurants to BKC’s 20/20 restaurant image which we believe will improve the customer experience, increase traffic and potentially lead to a higher average check size. Over the next two to three years, we plan to strategically remodel an additional 250 or more locations to conform to BKC’s 20/20 image. Based on our recent experience, our restaurants remodeled to BKC’s 20/20 image have generated an average sales lift of approximately 10% and have resulted in an attractive return on investment. We believe there are opportunities to increase profitability by remodeling additional restaurants including restaurants that we may acquire in the future.

Selectively Acquire and Develop Additional Burger King Restaurants. As of December 29, 2013, we operated 564 Burger King restaurants, making us the largest Burger King franchisee in the world. As a part of the 2012 acquisition, we received the ROFR and certain pre-approval rights to acquire additional franchised restaurants and to develop new restaurants. Due to the number of restaurants and franchisees in the Burger King franchise system and our historical success in acquiring and integrating restaurants, we believe that there is considerable opportunity for future growth. There are more than 2,000 Burger King restaurants we do not own in states in which we have the ROFR and pre-approval rights. Furthermore, we believe there are additional Burger King restaurants in states not subject to the ROFR that could be attractive acquisition candidates, subject to BKC’s customary approval. While our primary focus recently has been on successfully integrating, remodeling and improving the profitability of the acquired BKC restaurants, we believe that the assignment of the ROFR and the pre-approval to acquire and develop additional restaurants provide us with the opportunity to significantly expand our ownership of Burger King restaurants in the future. We are currently negotiating a non-binding term sheet to acquire approximately 20 Burger King restaurants from another franchisee for a cash purchase price of between $6 million and $10 million. The consummation of this potential acquisition will be subject to a number of conditions including, among other things, the execution of definitive agreements and our ability to finance the purchase price. There can be no assurance that we will consummate the acquisition for such purchase price or at all. In the event we complete this potential acquisition, we intend to use a portion of the net proceeds of this offering to fund the purchase price. While we may evaluate and discuss potential acquisitions of additional restaurants from time to time, we currently have no understandings, commitments or agreements with respect to any material acquisitions.

Improve Profitability of Restaurants We Acquire by Leveraging Our Existing Infrastructure and Best-Practices. For future acquisitions of restaurants, we believe we can realize benefits from economies of scale, including leveraging our existing infrastructure across a larger number of restaurants. Additionally, we believe that our skilled management team, sophisticated information technology, operating systems and training and development programs support our ability to enhance operating efficiencies at any restaurants we may acquire. We have demonstrated our ability to increase the profitability of acquired restaurants and we believe, over time, we will improve profitability and operational efficiency at the restaurants we acquire.

Corporate Information

We are a Delaware corporation, incorporated in 1986. We conduct all of our operations through our indirect subsidiary, Carrols LLC, a Delaware limited liability company. We have no assets other than the shares of Carrols. Our principal executive offices are located at 968 James Street, Syracuse, New York 13203 and our telephone number at that address is (315) 424-0513. Our corporate website is www.carrols.com. Our website address is a textual reference only, meaning that the information contained on our website is not a part of this prospectus supplement and accompanying prospectus and is not incorporated by reference in this prospectus supplement and accompanying prospectus.

The Offering

Common stock offered by us	shares

Common stock outstanding after the offering	shares

Option to Purchase Additional Shares	We have granted the underwriters an option for a period of 30 days to purchase up to an additional shares of our common stock, at the public offering price less the underwriting discount and commissions.[1]

Use of Proceeds	We intend to use the net proceeds from the sale of our common stock to accelerate the remodeling of our restaurants to BKC’s 20/20 restaurant image, to acquire additional franchised Burger King restaurants, and, to a lesser extent, to develop new restaurants and for other general corporate purposes.

Dividend Policy	We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. The indenture governing our 11.25% Senior Secured Second Lien Notes due 2018, which we refer to as the “Notes”, and our senior credit facility limit our ability to pay dividends to our stockholders.

NASDAQ Global Market Symbol	Our common stock is listed on The NASDAQ Global Market under the symbol “TAST”.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” in this prospectus supplement.

The total number of shares of common stock outstanding after this offering is based on 23,711,257 shares of our common stock outstanding as of December 29, 2013 and excludes (1) 2,139,570 shares of our common stock available under our 2006 Stock Incentive Plan, as amended, as of December 29, 2013 and reserved for future awards and (2) 9,414,580 shares issuable upon conversion of Series A Preferred Stock.

(1) The aggregate number of shares of our common stock included in the option to purchase additional shares is based on a number of shares of our common stock equal to 15 percent of the number of shares of our common stock offered by us in this offering.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The information in the following table should be read together with “Financial Statements and Supplementary Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K filed with the SEC on March 3, 2014. On May 30, 2012, we acquired 278 restaurants from BKC. The results of operations of the acquired BKC restaurants are included in our consolidated operating results from May 31, 2012, the day following the closing of the 2012 acquisition. These historical results are not necessarily indicative of the results to be expected in the future. Our fiscal years ended January 2, 2011, January 1, 2012, December 30, 2012 and December 29, 2013 each contained 52 weeks. Our fiscal year ended January 3, 2010 contained 53 weeks.

	Year Ended
	January 3, 2010	January 2, 2011	January 1, 2012	December 30, 2012	December 29, 2013
	(In thousands of dollars, except share and per share data)
Statements of operations data:
Restaurant sales	$384,020	$357,073	$347,518	$539,608	$663,483
Costs and expenses:
Cost of sales	105,376	105,399	103,860	172,698	201,532
Restaurant wages and related expenses (1)	119,321	112,534	109,155	169,857	208,404
Restaurant rent expense	23,981	23,169	22,665	37,883	47,198
Other restaurant operating expenses (1)	57,377	54,602	53,389	88,883	106,508
Advertising expense	16,213	14,966	14,424	22,257	29,615
General and administrative (1)(2)	20,561	19,210	20,982	36,085	37,228
Depreciation and amortization	14,714	15,354	16,058	26,321	33,594
Impairment and other lease charges	487	709	1,293	977	4,462
Other expense (income) (3)	79	(444)	(720)	(717)	17

Total operating expenses	358,109	345,499	341,106	554,244	668,558

Income (loss) from operations	25,911	11,574	6,412	(14,636)	(5,075)
Interest expense	8,907	8,957	7,353	12,764	18,841
Loss on extinguishment of debt	—	—	1,244	1,509	—

Income (loss) from continuing operations before income taxes	17,004	2,617	(2,185)	(28,909)	(23,916)
Provision (benefit) for income taxes	5,930	807	(1,661)	(10,093)	(10,397)

Net income (loss) from continuing operations	11,074	1,810	(524)	(18,816)	(13,519)
Income (loss) from discontinued operations, net of income taxes	10,761	10,106	11,742	(72)	—

Net income (loss)	$21,835	$11,916	$11,218	$(18,888)	$(13,519)

Per share data:
Basic net income (loss) per share:
Continuing operations	$0.51	$0.08	$(0.02)	$(0.83)	$(0.59)
Discontinued operations	$0.50	$0.47	$0.54	$—	$—
Diluted net income (loss) per share:
Continuing operations	$0.51	$0.08	$(0.02)	$(0.83)	$(0.59)
Discontinued operations	$0.49	$0.46	$0.54	$—	$—
Weighted average shares used in computing net income (loss) per share:
Basic	21,594,366	21,620,550	21,677,837	22,580,468	22,958,963
Diluted	21,768,683	21,835,417	21,677,837	22,580,468	22,958,963

					Year Ended December 29, 2013
	Year Ended
	January 3, 2010	January 2, 2011	January 1, 2012	December 30, 2012	Actual	As adjusted (7)
	(In thousands of dollars, except restaurant weekly sales data)
Other financial data:
Net cash provided from operating activities	$46,409	$32,260	$33,448	$18,207	$21,581
Total capital expenditures	20,817	13,649	27,771	37,642	50,486
Net cash used for investing activities	17,459	12,626	25,961	65,908	50,486
Net cash provided from (used for) financing activities	(29,276)	(19,621)	2,943	69,301	(1,083)
Operating Data:
Restaurants (at end of period)	312	305	298	572	564
Average number of restaurants	313.2	307.3	301.2	457.0	563.8
Average annual sales per restaurant (4)	1,226,117	1,161,969	1,153,778	1,180,761	1,176,806
Adjusted EBITDA (5)	41,980	28,537	25,448	24,972	34,271
Adjusted Restaurant-Level EBITDA (5)	61,752	46,403	44,025	52,415	70,226
Change in comparable restaurant sales (6)	(2.6)%	(4.3)%	(1.4)%	7.1%	1.0%
Balance sheet data (at end of period):
Total assets	$439,977	$426,302	$458,392	$346,256	$329,481
Working capital	(40,170)	(39,646)	(11,620)	7,478	(21,974)
Debt:
Senior and senior subordinated debt	271,900	252,250	267,375	150,000	150,000
Capital leases	1,193	1,202	1,144	10,295	9,336
Lease financing obligations	9,999	10,061	10,064	1,197	1,200

Total debt	$283,092	$263,513	$278,583	$161,492	$160,536

Stockholders’ equity	$31,404	$44,907	$59,157	$90,173	$77,204

(1)	Acquisition and integration expenses were included for the twelve months ended December 30, 2012 as follows: $1,800 in restaurant wages and related expenses, $2,585 in other restaurant operating expenses and $1,657 in general and administrative expenses. The twelve months ended January 1, 2012 included $458 of acquisition expenses in general and administrative expenses.
(2)	General and administrative expenses include stock-based compensation expense for the year ended January 3, 2010, January 2, 2011, January 1, 2012, December 30, 2012 and December 29, 2013 of $868, $884, $1,037, $925 and $1,205, respectively.
(3)	In fiscal 2012, we recorded net gains of $0.7 million related to property insurance recoveries from fires at two restaurants. In fiscal 2011, we recorded other income of $0.7 million which included a gain of $0.3 million related to the sale of a non-operating Burger King property, gains of $0.3 million related to property insurance recoveries from fires at two Burger King restaurants and a gain of $0.1 million related to a business interruption insurance recovery from storm damage at a Burger King restaurant. Other income in fiscal 2010 was related to a property insurance recovery from a fire at a Burger King restaurant. Other expense in fiscal 2009 included a loss of $0.1 million associated with a sale-leaseback of a restaurant property. See Note 11 to the consolidated financial statements. in our Annual Report on Form 10-K filed with the SEC on March 3, 2014 and incorporated by reference into this prospectus supplement and accompanying prospectus.
(4)	Average annual sales per restaurant are derived by dividing restaurant sales by the average number of restaurants operating during the period.
(5)

EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA are non-GAAP financial measures. EBITDA represents net income (loss) from continuing operations, before provision (benefit) for income taxes, interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted to exclude impairment and other lease charges, acquisition and integration costs, EEOC litigation and settlement costs, stock compensation expense and gains and losses on extinguishment of debt. Adjusted Restaurant-Level EBITDA represents income (loss) from operations as adjusted to exclude restaurant-level integration costs, general and administrative expenses, depreciation and amortization, impairment and other lease charges, and other expense (income).

We are presenting Adjusted EBITDA and Adjusted Restaurant-Level EBITDA because we believe that they provide a more meaningful comparison than EBITDA of our core business operating results, as well as with those of other similar companies. Additionally, we present Adjusted Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses, restaurant-level integration costs, and other expense (income), all of which are non-recurring at the restaurant level. Management believes that Adjusted EBITDA and Adjusted Restaurant-Level EBITDA, when viewed with our results of operations in accordance with GAAP and the accompanying reconciliations in the table above, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. Additionally, management believes that Adjusted EBITDA and Adjusted Restaurant-Level EBITDA permit investors to gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced.

However, EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income (loss) from continuing operations, income (loss) from operations or cash flow from operating activities as indicators of operating performance or liquidity. Also, these measures may not be comparable to similarly titled captions of other companies.

EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA have important limitations as analytical tools. These limitations include the following:

•

EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA do not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA do not reflect the interest expense or the cash requirements necessary to service principal or interest payments on our debt;

•

Although depreciation and amortization are non-cash charges, the assets that we currently depreciate and amortize will likely have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA do not reflect the cash required to fund such replacements; and

•

EBITDA, Adjusted EBITDA and Adjusted Restaurant-Level EBITDA do not reflect the effect of earnings or charges resulting from matters that our management does not consider to be indicative of our ongoing operations. However, some of these charges (such as impairment expense) have recurred and may reoccur.

Reconciliations of EBITDA and Adjusted EBITDA to net income (loss) from continuing operations and Adjusted Restaurant-Level EBITDA to income (loss) from operations are as follows:

	Year Ended
	January 3, 2010	January 2, 2011	January 1, 2012	December 30, 2012	December 29, 2013
Reconciliation of EBITDA and Adjusted EBITDA:
Net income (loss) from continuing operations	$11,074	$1,810	$(524)	$(18,816)	$(13,519)
Provision (benefit) for income taxes	5,930	807	(1,661)	(10,093)	(10,397)
Interest expense	8,907	8,957	7,353	12,764	18,841
Depreciation and amortization	14,714	15,354	16,058	26,321	33,594

EBITDA	40,625	26,928	21,226	10,176	28,519
Impairment and other lease charges	487	709	1,293	977	4,462
Acquisition and integration costs	—	—	458	6,042	—
EEOC litigation and settlement costs	—	16	190	5,343	85
Stock compensation expense	868	884	1,037	925	1,205
Loss on extinguishment of debt	—	—	1,244	1,509	—

Adjusted EBITDA	$41,980	$28,537	$25,448	$24,972	$34,271

Reconciliation of Adjusted Restaurant-Level EBITDA:
Adjusted Restaurant-Level EBITDA	$61,752	$46,403	$44,025	$52,415	$70,226
Less:
Restaurant-level integration costs	—	—	—	4,385	—
General and administrative expenses	20,561	19,210	20,982	36,085	37,228
Depreciation and amortization	14,714	15,354	16,058	26,321	33,594
Impairment and other lease charges	487	709	1,293	977	4,462
Other expense (income)	79	(444)	(720)	(717)	17

Income (loss) from operations	$25,911	$11,574	$6,412	$(14,636)	$(5,075)

(6)	Restaurants are included in comparable restaurant sales after they have been open or owned for 12 months. Sales from our acquired BKC restaurants are included in changes in our comparable restaurant sales beginning in June 2013.
(7)	The as adjusted data gives effect to the sale by us of the shares of common stock in this offering at a public offering price of $ per share.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as other information and data included in this prospectus supplement and accompanying prospectus. Any of the following risks, as well as additional risks and uncertainties not presently known to us, or that we currently view as immaterial, could materially adversely affect our business, consolidated financial condition, results of operations, cash flow and could also adversely affect the trading price of our common stock.

Risks Related to Our Business

Intense competition in the restaurant industry could make it more difficult to profitably expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

The restaurant industry is highly competitive. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in grocery stores, supermarkets, cafeterias and other purveyors of moderately priced and quickly prepared food. Our largest competitors are McDonald’s and Wendy’s restaurants.

Due to competitive conditions, we, as well as certain of the other major quick-service restaurant chains, have offered select food items and combination meals at discounted prices. These pricing and marketing strategies have had, and in the future may have, a negative impact on our sales and earnings.

Factors applicable to the quick-service restaurant segment may adversely affect our results of operations, which may cause a decrease in earnings and revenues.

The quick-service restaurant segment is highly competitive and can be materially adversely affected by many factors, including:

•	changes in local, regional or national economic conditions;

•	changes in demographic trends;

•	changes in consumer tastes;

•	changes in traffic patterns;

•	increases in fuel prices and utility costs;

•	consumer concerns about health, diet and nutrition;

•	increases in the number of, and particular locations of, competing restaurants;

•	changes in discretionary consumer spending;

•	inflation;

•	increases in the cost of food, such as beef, chicken, produce and packaging;

•	increased labor costs, including healthcare, unemployment insurance and minimum wage requirements;

•	the availability of experienced management and hourly-paid employees; and

•	regional weather conditions.

We are highly dependent on the Burger King system and our ability to renew our franchise agreements with BKC. The failure to renew our franchise agreements or Burger King’s failure to compete effectively would materially adversely affect our results of operations.

Due to the nature of franchising and our agreements with BKC, our success is, to a large extent, directly related to the success of the Burger King system including its financial condition, advertising programs, new products, overall quality of operations and the successful and consistent operation of Burger King restaurants owned by other franchisees. We cannot assure you that Burger King will be able to compete effectively with other restaurants. As a result, any failure of Burger King to compete effectively would likely have a material adverse effect on our operating results.

Under each of our franchise agreements with BKC, we are required to comply with operational programs established by BKC. For example, our franchise agreements with BKC require that our restaurants comply with specified design criteria. In addition, BKC generally has the right to require us during the tenth year of a franchise agreement to remodel our restaurants to conform to the then-current image of Burger King, which may require the expenditure of considerable funds. In addition we may not be able to avoid adopting menu price discount promotions or permanent menu price decreases instituted by BKC that may be unprofitable.

Our franchise agreements typically have a 20-year term after which BKC’s consent is required to receive a successor franchise agreement. Our franchise agreements with BKC that are set to expire over the next three years are as follows: 24 in 2014, 21 in 2015 and 19 in 2016.

We cannot assure you that BKC will grant each of our future requests for successor franchise agreements, and any failure of BKC to renew our franchise agreements could adversely affect our operating results. In addition, as a condition of approval of a successor franchise agreement, BKC may require us to make capital improvements to particular restaurants to bring them up to Burger King current image standards, which may require us to incur substantial costs.

In addition, our franchise agreements with BKC do not give us exclusive rights to operate Burger King restaurants in any defined territory. Although we believe that BKC generally seeks to ensure that newly granted franchises do not materially adversely affect the operations of existing restaurants, we cannot assure you that franchises granted by BKC to third parties will not adversely affect any restaurants that we operate.

Additionally, as a franchisee, we have no control over the Burger King brand. If BKC does not adequately protect the Burger King brand and other intellectual property, our competitive position and operating results could be harmed.

Our strategy includes pursuing acquisitions of additional Burger King restaurants and we may not find Burger King restaurants that are suitable acquisition candidates or successfully operate or integrate any Burger King restaurants we may acquire.

As part of our strategy, we intend to pursue the acquisition of additional Burger King restaurants. Pursuant to the operating agreement, dated as of May 30, 2012, between BKC and

Carrols LLC, BKC assigned to us its ROFR under its franchise agreements with its franchisees to purchase all of the assets of a restaurant or all or substantially all of the voting stock of the franchisee, whether direct or indirect, on the same terms proposed between such franchisee and a third party purchaser in 20 states as follows: Connecticut (except Hartford county), Delaware, Indiana, Kentucky, Maine, Maryland, Massachusetts (except for Middlesex, Norfolk and Suffolk counties), Michigan, New Hampshire, New Jersey, New York (except for Bronx, Kings, Nassau, New York, Queens, Richmond, Suffolk and Westchester counties), North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, Washington DC, and West Virginia. In addition, pursuant to the operating agreement, BKC granted us, on a non-exclusive basis, franchise pre-approval to, among other things, acquire restaurants from Burger King franchisees in the DMAs until the date that we operate 1,000 Burger King restaurants. As part of the franchise pre-approval, BKC granted us pre-approval for acquisitions of restaurants from franchisees in the 20 states where we have an existing Burger King restaurant, subject to and in accordance with the terms of the operating agreement. Although we believe that opportunities for future acquisitions may be available from time to time, competition for acquisition candidates may exist or increase in the future. Consequently, there may be fewer acquisition opportunities available to us at an attractive acquisition price. There can be no assurance that we will be able to identify, acquire, manage or successfully integrate additional restaurants without substantial costs, delays or operational or financial problems. In the event we are able to acquire additional restaurants, the integration and operation of the acquired BKC restaurants may place significant demands on our management, which could adversely affect our ability to manage our existing restaurants. We may be required to obtain additional financing to fund future acquisitions. There can be no assurance that we will be able to obtain additional financing, if necessary, on acceptable terms or at all. Both our senior credit facility and the indenture governing the $150 million of 11.25% Senior Secured Second Lien Notes due 2018 (the “Notes”) contain restrictive covenants that may prevent us from incurring additional debt to acquire additional Burger King restaurants.

We are required to make substantial capital expenditures in connection with the acquisition of the acquired BKC restaurants.

The remodeling of our Burger King restaurants (including the acquired BKC restaurants) pursuant to the agreed upon remodel plan set forth in the operating agreement may be substantially costlier than we currently anticipate. In addition, we may incur substantial capital expenditures as a result of acquiring restaurants, including restaurants acquired by exercising the ROFR. If we are required to make greater than anticipated capital expenditures in connection with either or both of these activities, our business, financial condition and cash flows could be adversely affected.

We may experience difficulties in integrating restaurants acquired by us into our existing business.

The future acquisition of a significant number of restaurants will involve the integration of those acquired restaurants with our existing business. The difficulties of integration include:

•	coordinating and consolidating geographically separated systems and facilities;

•	integrating the management and personnel of the acquired restaurants, maintaining employee morale and retaining key employees;

•	implementing our management information systems; and

•	implementing operational procedures and disciplines to control costs and increase profitability.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the acquisition of restaurants and integration of acquired restaurants’ operations could have an adverse effect on our business, results of operations and financial condition.

Achieving the anticipated benefits of the acquisition of additional restaurants will depend in part upon whether we can integrate any acquired restaurants in an efficient and effective manner. We may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate acquired restaurants, the anticipated benefits of the acquisition may not be realized.

In our evaluation of potential acquisitions, assumptions are made as to our ability to increase sales as well as improve restaurant-level profitability particularly in the areas of food, labor and cash controls as well as other operating expenses. If we are not able to make such improvements in these operational areas as planned, the acquired restaurants’ targeted profitability levels will be affected which could cause an adverse effect on our overall financial results and financial condition.

We could be adversely affected by food-borne illnesses, as well as widespread negative publicity regarding food quality, illness, injury or other health concerns.

Negative publicity about food quality, illness, injury or other health concerns (including health implications of obesity) or similar issues stemming from one restaurant or a number of restaurants could materially adversely affect us, regardless of whether they pertain to our own restaurants, other Burger King restaurants, or to restaurants owned or operated by other companies. For example, health concerns about the consumption of beef or chicken or by specific events such as the outbreak of “mad cow” disease and “avian” flu could lead to changes in consumer preferences, reduce consumption of our products and adversely affect our financial performance. These events could also reduce the available supply of beef or chicken or significantly raise the price of beef or chicken.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our restaurants. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of our control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our restaurants, could result in a significant decrease in guest traffic in all of our restaurants and could have a material adverse effect on our results of operations. In addition, similar publicity or occurrences with respect to other restaurants or restaurant chains could also decrease our guest traffic and have a similar material adverse effect on our business.

We may incur significant liability or reputational harm if claims are brought against us or the Burger King brand.

We may be subject to complaints, regulatory proceedings or litigation from guests or other persons alleging food-related illness, injuries suffered in our premises or other food quality, health or operational concerns, including environmental claims. In addition, in recent years a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging, among other things, violations of federal and state law regarding workplace and employment matters, discrimination, harassment, wrongful termination and wage, rest break, meal break and overtime compensation issues and, in the case of quick service restaurants, alleging that they have failed to disclose the health risks associated with high fat or high sodium foods and that their marketing practices have encouraged obesity. We may also be subject to litigation or other actions initiated by governmental authorities, our employees, among others, based upon these and other matters. Adverse publicity resulting from such allegations or occurrences or alleged discrimination or other operating issues stemming from one or a number of our locations could adversely affect our business, regardless of whether the allegations are true, or whether we are ultimately held liable. Any cases filed against us could materially adversely affect us if we lose such cases and have to pay substantial damages or if we settle such cases. In addition, any such cases may materially and adversely affect our operations by increasing our litigation costs and diverting our attention and resources to address such actions. In addition, if a claim is successful, our insurance coverage may not cover or be adequate to cover all liabilities or losses and we may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If we suffer losses, liabilities or loss of income in excess of our insurance coverage or if our insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on our results of operations.

Changes in consumer taste could negatively impact our business.

We obtain a significant portion of our revenues from the sale of hamburgers and various types of sandwiches. If consumer preferences for these types of foods change, it could have a material adverse effect on our operating results. The quick-service restaurant segment is characterized by the frequent introduction of new products, often supported by substantial promotional campaigns, and is subject to changing consumer preferences, tastes, and eating and purchasing habits. Our success depends on BKC’s ability to anticipate and respond to changing consumer preferences, tastes and dining and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. BKC may be forced to make changes to our menu items in order to respond to changes in consumer tastes or dining patterns, and we may lose customers who do not prefer the new menu items. In recent years, numerous companies in the quick-service restaurant segments have introduced products positioned to capitalize on the growing consumer preference for food products that are, or are perceived to be, promoting good health, nutritious, low in calories and low in fat content. If BKC does not continually develop and successfully introduce new menu offerings that appeal to changing consumer preferences or if the Burger King system does not timely capitalize on new products, our operating results could suffer. In addition, any significant event that adversely affects consumption of our products, such as cost, changing tastes or health concerns, could adversely affect our financial performance.

If a significant disruption in service or supply by any of our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on our business.

Our financial performance depends on our continuing ability to offer fresh, quality food at competitive prices. If a significant disruption in service or supply by our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on us.

We are a member of a national purchasing cooperative, Restaurant Services, Inc., or “RSI,” which serves as the purchasing agent for approved distributors to the Burger King system. We are required to purchase all of our foodstuffs, paper goods and packaging materials from BKC-approved suppliers. We currently utilize three distributors for our restaurants, Maines Paper & Food Service, Inc., Reinhart Food Service L.L.C. and MBM Food Service Inc., to supply our restaurants in various geographical areas. As of December 29, 2013, such distributors supplied

38%, 33% and 29%, respectively of our restaurants. Although we believe that we have alternative sources of supply, in the event any distributors or suppliers are unable to service us, this could lead to a disruption of service or supply until a new distributor or supplier is engaged, which could have an adverse effect on our business.

If labor costs increase, we may not be able to make a corresponding increase in our prices and our operating results may be adversely affected.

Wage rates for a number of our employees are at or above the federal and or state minimum wage rates. As federal and/or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees but also the wages paid to the employees at wage rates which are above the minimum wage, which will increase our costs. To the extent that we are not able to raise our prices to compensate for increases in wage rates, including increases in state unemployment insurance costs or other costs including mandated health insurance, this could have a material adverse effect on our operating results. In addition, even if minimum wage rates do not increase, we may still be required to raise wage rates in order to compete for an adequate supply of labor for our restaurants.

The efficiency and quality of our competitors’ advertising and promotional programs and the extent and cost of our advertising could have a material adverse effect on our results of operations and financial condition.

The success of our restaurants depends in part upon the effectiveness of the advertising campaigns and promotions by BKC. If our competitors increase spending on advertising and promotion, or the cost of television or radio advertising increases, or BKC’s or our advertising and promotions are less effective than our competitors’, there could be a material adverse effect on our results of operations and financial condition.

Our business is regional and we therefore face risks related to reliance on certain markets as well as risks for other unforeseen events.

At December 29, 2013, 36% of our restaurants are located in New York and Ohio and 30% of our restaurants are located in North Carolina and South Carolina. Therefore, the economic conditions, state and local government regulations, weather conditions or other conditions affecting New York, Ohio, North Carolina and South Carolina and other unforeseen events, including terrorism and other international conflicts may have a material impact on the success of our restaurants in those locations.

Many of our restaurants are located in regions that may be susceptible to severe weather conditions such as harsh winter weather. As a result, adverse weather conditions in any of these areas could damage these restaurants, result in fewer guest visits to these restaurants and otherwise have a material adverse impact on our business.

We cannot assure you that the current locations of our restaurants will continue to be economically viable or that additional locations will be acquired at reasonable costs.

The location of our restaurants has significant influence on their success. We cannot assure you that current locations will continue to be economically viable or that additional locations can be acquired at reasonable costs. In addition, the economic environment where restaurants are located could decline in the future, which could result in reduced sales in those locations. We cannot assure you that new sites will be profitable or as profitable as existing sites.

Economic downturns may adversely impact consumer spending patterns.

The U.S. economy recently underwent a significant slowdown and volatility due to uncertainties related to availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, diminished market liquidity, falling consumer confidence and high unemployment rates. Our business is dependent to a significant extent on national, regional and local economic conditions, particularly those that affect our guests that frequently patronize our restaurants. In particular, where our customers’ disposable income is reduced (such as by job losses, credit constraints and higher housing, tax, energy, interest or other costs) or where the perceived wealth of customers has decreased (because of circumstances such as lower residential real estate values, increased foreclosure rates, increased tax rates or other economic disruptions), our restaurants have in the past experienced, and may in the future experience, lower sales and customer traffic as customers choose lower-cost alternatives or other alternatives to dining out. The resulting decrease in our customer traffic or average sales per transaction has had an adverse effect in the past, and could in the future have a material adverse effect, on our business.

The loss of the services of our senior management could have a material adverse effect on our business, financial condition or results of operations.

Our success depends to a large extent upon the continued services of our senior management who have substantial experience in the restaurant industry. We believe that it could be difficult to replace our senior management with individuals having comparable experience. Consequently, the loss of the services of members of our senior management could have a material adverse effect on our business, financial condition or results of operations.

Government regulation could adversely affect our financial condition and results of operations.

We are subject to extensive laws and regulations relating to the development and operation of restaurants, including regulations relating to the following:

•	zoning;

•	requirements relating to labeling of caloric and other nutritional information on menu boards, advertising and food packaging;

•	the preparation and sale of food;

•	employer/employee relationships, including minimum wage requirements, overtime, working and safety conditions, and citizenship requirements;

•	health care; and

•	federal and state laws that prohibit discrimination and laws regulating design and operation of, and access to, facilities, such as the Americans With Disabilities Act of 1990.

In the event that legislation having a negative impact on our business is adopted, it could have a material adverse impact on us. For example, substantial increases in the minimum wage or state or Federal unemployment taxes could adversely affect our financial condition and results of operations. Local zoning or building codes or regulations can cause substantial delays in our ability to build and open new restaurants. Any failure to obtain and maintain required licenses, permits and approvals could also adversely affect our operating results.

We are continuing to assess the various provisions of the comprehensive federal health care reform law enacted in 2010, including its estimated impact on our business as provisions becomes effective. There are no assurances that a combination of cost management and menu price increases can offset all of the potential increased costs associated with these regulations.

Federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials could expose us to liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous substances or other regulated materials, release of pollutants into the air, soil and water, and the remediation of contaminated sites.

Failure to comply with environmental laws could result in the imposition of fines or penalties, restrictions on operations by governmental agencies or courts of law, as well as investigatory or remedial liabilities and claims for alleged personal injury or damages to property or natural resources. Some environmental laws impose strict, and under some circumstances joint and several, liability for costs of investigation and remediation of contaminated sites on current and prior owners or operators of the sites, as well as those entities that send regulated materials to the sites. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. Therefore, our costs of complying with current and future environmental, health and safety laws could adversely affect our results of operations.

We are subject to all of the risks associated with leasing property subject to long-term non-cancelable leases.

The leases for our restaurant locations (except for acquired BKC restaurants sub-leased by BKC to us which have an underlying lease term of less than 20 years) generally have initial terms of 20 years, and typically provide for renewal options in five year increments as well as for rent escalations. Generally, our leases are “net” leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. We generally cannot cancel our leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be obligated to perform our monetary obligations under the applicable lease including, among other things, paying all amounts due for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or any terms at all, which could cause us to close restaurants in desirable locations.

An increase in food costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs. Changes in the price or availability of certain food products could affect our ability to offer broad menu and price offerings to guests and could materially adversely affect our profitability and reputation. The type, variety, quality and price of beef, chicken, produce and cheese can be subject to change and to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. For example, weather patterns in recent years have resulted in lower than normal levels of rainfall in key agricultural states such as California, impacting the price of water and the corresponding prices of food commodities grown in states facing drought conditions. Our food distributors or suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although RSI is able to contract for certain food commodities for periods up to one year, the pricing and availability of some commodities used in our operations are not locked in for periods of longer than one week or at all. We do not currently use financial instruments to hedge our risk to market fluctuations in the price of beef, produce and other food products. We may not be able to anticipate and react to changing food costs (including anticipated increases in food costs in 2014) through menu price adjustments in the future, which could negatively impact our results of operations.

Security breaches of confidential guest information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

A significant amount of our restaurant sales are by credit or debit cards. Other restaurants and retailers have recently experienced security breaches in which credit and debit card information of their customers was compromised. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our guests’ credit or debit card information. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on us and our restaurants.

We depend on information technology and any material failure of that technology could impair our ability to efficiently operate our business.

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, procurement and payment to other significant suppliers, collection of cash, and payment of other financial obligations and various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems or a breach in security of these systems could cause delays in customer service and reduce efficiency in our operations. Significant capital investments might be required to remediate any problems.

Carrols is currently a guarantor under 35 Fiesta Restaurant Group restaurant property leases and the primary lessee on five Fiesta Restaurant Group restaurant property leases, and any default under such property leases by Fiesta Restaurant Group may result in substantial liabilities to us.

Carrols currently is a guarantor under 35 Fiesta Restaurant Group restaurant property leases. The Separation and Distribution Agreement, which we refer to as the “separation agreement”, dated as of April 24, 2012 and entered into in connection with the spin-off among Carrols, Fiesta Restaurant Group and us provides that the parties will cooperate and use their commercially reasonable efforts to obtain the release of such guarantees. Unless and until any such guarantees are released, Fiesta Restaurant Group agrees to indemnify Carrols for any losses or liabilities or expenses that it may incur arising from or in connection with any such lease guarantees.

Carrols is currently a primary lessee of five Fiesta Restaurant Group restaurants which it subleases to Fiesta Restaurant Group. The separation agreement provides that the parties will cooperate and use their commercially reasonable efforts to cause Fiesta Restaurant Group or a subsidiary of Fiesta Restaurant Group to enter into a new master lease or individual leases with the lessor with respect to the Fiesta Restaurant Group restaurants where Carrols is currently a lessee. The separation agreement provides that until such new master lease or such individual leases are entered into, (i) Carrols will perform its obligations under the master lease for the five Fiesta Restaurant Group restaurants where it is a lessee and (ii) the parties will cooperate and use their commercially reasonable efforts to enter into with the lessor a non-disturbance agreement or similar agreement which shall provide that Fiesta Restaurant Group or one of its subsidiaries shall become the lessee under such master lease with respect to such Fiesta Restaurant Group restaurants and perform Carrols’ obligations under such master lease in the event of a breach or default by Carrols.

Such guarantees may never be released and a new master lease with respect to the five Fiesta Restaurant Group properties where Carrols is the primary lessee may never be entered into by Fiesta Restaurant Group. Any losses or liabilities that may arise in connection such guarantees or the master lease where Carrols is not able to receive indemnification from Fiesta Restaurant Group may result in substantial liabilities to us and could have a material adverse effect on our business.

We and our stockholders may be subject to substantial liabilities if the spin-off is treated as a taxable transaction.

We have received a private letter ruling from the Internal Revenue Service, which we refer to as the “IRS” to the effect that, among other things, the spin-off will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” and as part of a tax-free reorganization under Section 368(a)(1)(D) of the Code, and the transfer to Fiesta Restaurant Group of assets and the assumption by Fiesta Restaurant Group of liabilities in connection with the spin-off will not result in the recognition of any gain or loss for U.S. federal income tax purposes to us. Our tax advisor provided a tax opinion covering certain matters not covered in the private letter ruling. The tax opinion is not binding on the IRS or the courts.

Although a private letter ruling is generally binding on the IRS, the continuing validity of the ruling will be subject to the accuracy of factual representations and assumptions made in connection with obtaining such private letter ruling, including with respect to post-spin-off operations and conduct of the parties. Also, as part of the IRS’s general policy with respect to rulings on spin-off transactions under Section 355 of the Code, the private letter ruling we obtained is based upon representations by us that certain conditions which are necessary to obtain tax-free treatment under the Code have been satisfied, rather than a determination by the IRS that these conditions have been satisfied. Failure to satisfy such necessary conditions, or any inaccuracy in any representations made by us in connection with the ruling, could invalidate the ruling.

If the spin-off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, we would be subject to tax as if we had sold the common stock of Fiesta Restaurant Group in a taxable sale for its fair market value, and our stockholders would be subject to tax as if they had received a taxable distribution in an amount equal to the fair market value of Fiesta Restaurant Group common stock distributed to them. If the transfer to Fiesta Restaurant Group of assets and the assumption by Fiesta Restaurant Group of liabilities in connection with the spin-off do not qualify for tax-free treatment, then, in general, we would be subject to tax as if we had sold assets to Fiesta Restaurant Group in exchange for the financing proceeds distributed from Fiesta Restaurant Group to us and the assumption of liabilities by Fiesta Restaurant Group. It is expected that the amount of any such taxes to our stockholders and to us would be substantial.

The Tax Matters Agreement, which we refer to as the “tax matters agreement,” dated as of April 24, 2012 and entered into by Fiesta Restaurant Group with us in connection with the spin-off (1) governs the allocation of the tax assets and liabilities between Fiesta Restaurant Group, and us, (2) provides for certain restrictions and indemnities in connection with the tax treatment of the spin-off and (3) addresses certain other tax related matters including, without limitation, those relating to (a) the obligations of Fiesta Restaurant Group and us with respect to the preparation of filing of tax returns for all periods, and (b) the control of any income tax audits and any indemnities with respect thereto. In the tax matters agreement, we have agreed to indemnify Fiesta Restaurant Group for losses and taxes imposed on Fiesta Restaurant Group and its affiliates resulting from our breach of our representations or covenants or our undertaking not to take certain post-spin-off actions, including with respect to our stock or assets, that would be inconsistent with or cause to be untrue any material information, covenant, or representation made in connection with the private letter ruling obtained by us from the IRS or otherwise cause the spin-off or the transfer to Fiesta Restaurant Group of assets and the assumption by Fiesta Restaurant Group of liabilities in connection with the spin-off to be subject to tax. Further, the tax matters agreement provides that we will be responsible for 50% of the losses and taxes of Carrols Restaurant Group and our affiliates and Fiesta Restaurant Group and its affiliates resulting from the spin-off or the related transfer of assets and assumption of liabilities that are not attributable to any such action of ours or an equivalent action by Fiesta Restaurant Group and its affiliates.

The tax matters agreement also provides that Fiesta Restaurant Group will indemnify us for losses and taxes imposed on Carrols Restaurant Group and our affiliates resulting from the spin-off or the related transfer of assets and assumption of liabilities that are attributable to any such action by Fiesta Restaurant Group and its affiliates. However, in such a case, we would be directly liable to the IRS for any such resulting taxes and would need to seek indemnification from Fiesta Restaurant Group.

We have agreed to certain restrictions in order to comply with U.S. federal income tax requirements for a tax-free spin-off and may not be able to engage in acquisitions with related parties and other strategic transactions that may otherwise be in our best interests.

Current U.S. federal tax law that applies to spin-offs generally creates a presumption that the spin-off would be taxable to us (but not to our stockholders) if we engage in, or enter into an agreement to engage in, a plan or series of related transactions that would result in the acquisition of a 50% or greater interest (by vote or by value) in our stock ownership during the four-year period beginning on the date that begins two years before the spin-off, unless it is established that the transaction is not pursuant to a plan related to the spin-off. United States Treasury Regulations generally provide that whether an acquisition of our stock and a spin-off are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the regulations provide certain “safe harbors” for acquisitions of our stock that are not considered to be part of a plan related to the spin-off.

There are other restrictions imposed on us under current U.S. federal tax law for spin-offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as limitations on sales or redemptions of our common stock for cash or other property following the spin-off.

In the tax matters agreement with Fiesta Restaurant Group, we accepted that, among other things, we will not take any actions that would result in any tax being imposed on us as a result of the spin-off. Further, for the two-year period following the spin-off, we agreed not to: (1) enter into, approve, agree to enter into, or substantially negotiate any transaction or series of transactions (in whatever form) resulting in a greater than 45% change in ownership of the vote or value of our equity or the equity of the surviving or successor entity, (2) merge, consolidate, liquidate, or partially liquidate Carrols Restaurant Group or any of the entities conducting the business relied upon in the IRS ruling as the “active business” of Carrols Restaurant Group, (3) permit the termination, sale, or transfer of, or a material change in, the business relied upon in the IRS ruling as the “active business” of Carrols Restaurant Group or the sale, issuance, or other disposition of the equity of the entities conducting such business, (4) sell or otherwise dispose of assets in a way that would adversely affect tax-free status, (5) repurchase any of our stock except in circumstances permitted by IRS guidelines, or (6) take any actions inconsistent with the representations or covenants in the IRS ruling request, inconsistent with the ruling or tax opinion, or that would be reasonably likely to otherwise jeopardize tax-free status.

We will, however, be permitted to take certain actions otherwise prohibited by the tax matters agreement if we provide Fiesta Restaurant Group with an opinion of tax counsel, which we have obtained in connection with this offering, or private letter ruling from the IRS, reasonably acceptable to Fiesta Restaurant Group, to the effect that these actions will not affect the tax-free nature of the spin-off. These restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets, or enter into business combination transactions.

The terms of the spin-off of Fiesta Restaurant Group may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

The terms of the spin-off of Fiesta Restaurant Group could delay or prevent a change of control that you may favor. An acquisition or issuance of our common stock could trigger the application of Section 355(e) of the Code, which would result in the imposition of a substantial federal income tax liability on us. Further, under the tax matters agreement that we and Carrols entered into with Fiesta Restaurant Group in connection with the spin-off, we are required to indemnify Fiesta Restaurant Group for any resulting tax imposed on it or its affiliates in connection with such an acquisition or issuance. This tax liability and indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Risks Related to Our Common Stock

The market price of our common stock may be highly volatile or may decline regardless of our operating performance.

The trading price of our common stock may fluctuate substantially. The price of our common stock that will prevail in the market may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause a loss of all or part of an investment in our common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies generally or restaurant companies;

•	actual or anticipated variations in the earnings or operating results of our company or our competitors;

•	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock or the stock of other companies in our industry;

•	market conditions or trends in our industry and the economy as a whole;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures and our ability to complete any such transaction;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	changes in accounting principles;

•	additions or departures of key personnel;

•	sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers; and

•	the trading price of our common stock might also decline in reaction to events that affect BKC.

In addition, if the market for restaurant company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or related industries even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

The concentrated ownership of our capital stock by insiders will likely limit our stockholders’ ability to influence corporate matters.

Our executive officers, directors and BKC together beneficially own approximately 33.3% of our outstanding common stock as of April 11, 2014, (assuming conversion of the 100 shares of Series A Convertible Preferred Stock outstanding issued to BKC in connection with the 2012 acquisition, which we refer to as the “Series A Preferred Stock”) and will own approximately     % of our common stock outstanding immediately after this offering, or approximately     % if the underwriters’ over-allotment option is exercised in full. In addition, due to the issuance of Series A Preferred Stock to BKC in connection with our 2012 acquisition, BKC beneficially owns approximately 28.4% of our common stock as of April 11, 2014, (assuming conversion of the Series A Preferred Stock) and will own approximately     % of our common stock outstanding immediately after this offering, or approximately     % if the underwriters’ over-allotment option is exercised in full. In addition, our executive officers and directors (excluding directors affiliated with BKC) together beneficially own approximately 6.8% of our common stock outstanding as of April 11, 2014 (excluding conversion of the Series A Preferred Stock) and will own approximately             % of our common stock outstanding immediately after this offering, or approximately     % if the underwriters over allotment option is exercised in full. As a result, our executive officers, directors and BKC, if they act as a group, will be able to significantly influence matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. The directors will have the authority to make decisions affecting our capital structure, including the issuance of additional debt and the declaration of dividends. BKC may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately depress the market price of our common stock.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of shares of our common stock to decline.

Sales of substantial amounts of our common stock following this offering by our existing stockholders, or by persons who acquire shares in this offering or if the market perceives that these sales could occur, may cause the market price of shares of our common stock to decline. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, based on 23,710,713 shares of our common stock outstanding on April 11, 2014 (excluding conversion of the Series A Preferred Stock), and assuming that              shares of our common stock will be issued and sold by us in this offering and              of shares of our common stock will be issued pursuant to the underwriters exercise of the option to purchase additional shares in full, we will have              outstanding shares of common stock (excluding conversion of the Series A Preferred Stock). Of these shares,              shares, including those to be sold in this offering and assuming the underwriters exercise of the option to purchase additional shares in full, will be freely tradable (excluding conversion of the Series A Preferred Stock). We and our executive officers and directors have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of at least 90 days following completion of this offering, with certain exceptions. Immediately upon the expiration of the applicable lock-up period our executive officers and directors may choose to sell shares.

You will suffer an immediate dilution in the net tangible book value of the common stock you purchase.

You will experience an immediate dilution in the net tangible book value of the common stock you purchase from the public offering price of the shares of common stock. We define dilution as the difference between the public offering price per share of our common stock in this offering and the adjusted net tangible book value per share of our common stock after giving effect to this offering. Therefore, based on the offering price of $          per share, if you purchase our common stock in this offering at that public offering price, you will suffer immediate dilution of approximately $          per share. Any future equity issuances may result in even further dilution to holders of our common stock.

We do not expect to pay any cash dividends for the foreseeable future, and the indenture governing the Notes and our senior credit facility limit our ability to pay dividends to our stockholders.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. The absence of a dividend on our common stock may increase the volatility of the market price of our common stock or make it more likely that the market price of our common stock will decrease in the event of adverse economic conditions or adverse developments affecting our company. Additionally, the indenture governing the Notes and our senior credit facility limit, and the debt instruments that we may enter into in the future may limit, our ability to pay dividends to our stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot assure you that these analysts will publish research or reports about us or that any analysts that do so will not discontinue publishing research or reports about us in the future. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If analysts do not publish reports about us or if one or more analysts cease coverage of our stock, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our restated certificate of incorporation and amended and restated bylaws, as amended, or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our restated certificate of incorporation and amended and restated bylaws, as amended, contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	require that special meetings of our stockholders be called only by our board of directors or certain of our officers, thus prohibiting our stockholders from calling special meetings;

•

deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;

•	authorize the issuance of “blank check” preferred stock that our board could issue to dilute the voting and economic rights of our common stock and to discourage a takeover attempt;

•

provide that approval of our board of directors or a supermajority of stockholders is necessary to make, alter or repeal our amended and restated bylaws and that approval of a supermajority of stockholders is necessary to amend, alter or change certain provisions of our restated certificate of incorporation;

•	establish advance notice requirements for stockholder nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	divide our board into three classes of directors, with each class serving a staggered 3-year term, which generally increases the difficulty of replacing a majority of the directors;

•	provide that directors only may be removed for cause by a majority of the board or by a supermajority of our stockholders; and

•

require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

As a result of our substantial indebtedness, a significant portion of our cash flow will be required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flow from operations, or have future borrowings available under our senior credit facility, to enable us to repay our indebtedness, including the Notes, or to fund other liquidity needs. As of December 29, 2013, we had approximately $160.5 million of total indebtedness outstanding (consisting of $150.0 million of Notes, $1.2 million of lease financing obligations and $9.3 million of capital leases and other debt) and $12.4 million of borrowing availability under our senior credit facility (after reserving $7.6 million for letters of credit issued under our senior credit facility), which would effectively rank senior to the Notes.

Our substantial indebtedness could have important consequences to our stockholders. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the Notes and our other debt;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and related interest, including indebtedness we may incur in the future, thereby reducing the availability of our cash flow to fund working capital, capital expenditures (including restaurant remodeling obligations under the operating agreement) and other general corporate purposes;

•	restrict our ability to acquire additional restaurants;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our cost of borrowing;

•	place us at a competitive disadvantage compared to our competitors that may have less debt; and

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes.

We expect to use cash flow from operations to meet our current and future financial obligations, including funding our operations, debt service and capital expenditures. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, or to fund other liquidity needs. If we do not have enough money, we may be forced to reduce or delay our business activities and capital expenditures (including our restaurant remodeling obligations under the operating agreement), sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including our senior credit facility and the Notes, on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness, including the agreements for our senior credit facility, may limit our ability to pursue any of these alternatives.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur more debt or make certain restricted payments, which could further exacerbate the risks described above.

We and our subsidiaries may be able to incur additional debt in the future, including debt that may be secured on a first lien basis or pari passu with the Notes. Although our senior credit facility and the indenture governing the Notes contains restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the Notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture governing the Notes and engage in other activities in which restricted subsidiaries may not engage. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. Moreover, although our senior credit facility and the indenture governing the Notes contains restrictions on our ability to make restricted payments, including the declaration and payment of dividends, we are able to make such restricted payments under certain circumstances. Adding new debt to current debt levels or making restricted payments could intensify the related risks that we and our subsidiaries now face.

The agreements governing our debt agreements restrict our ability to engage in some business and financial transactions and contain certain other restrictive terms.

Our debt agreements, such as the indenture governing the notes and the agreement governing our senior credit facility, restrict our ability in certain circumstances to, among other things:

•	incur additional debt;

•	pay dividends and make other distributions on, redeem or repurchase, capital stock;

•	make investments or other restricted payments;

•	enter into transactions with affiliates;

•	engage in sale and leaseback transactions;

•	sell all, or substantially all, of our assets;

•	create liens on assets to secure debt; or

•	effect a consolidation or merger.

Additionally, our senior credit facility requires cash collateralization of $20.0 million, the entire amount committed under the facility, whether drawn or undrawn, until such time as our lease adjusted leverage ratio (as defined in the senior credit facility) is less than 6.00x for two consecutive fiscal quarters.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our senior credit facility requires us to maintain specified financial ratios and satisfy other financial condition tests, although we are not required to be in compliance with such ratios as long as the senior credit facility is cash collateralized. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these tests.

A breach of any of these covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt. In addition, in the event that the Notes become immediately due and payable, the holders of the Notes would not be entitled to receive any payment in respect of the notes until all of our senior debt has been paid in full.

We may not have the funds necessary to satisfy all of our obligations under our senior credit facility, the Notes or other indebtedness in connection with certain change of control events.

Upon the occurrence of specific kinds of change of control events, the indenture governing the Notes requires us to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest (and additional interest, if any) to the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of the Notes. In addition, restrictions under our senior credit facility may not allow us to repurchase the Notes upon a change of control. If we could not refinance such debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the Notes, which would constitute an event of default under the indenture. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture.

In addition, our senior credit facility provides that certain change of control events constitute an event of default under such senior credit facility. Such an event of default entitles the lenders thereunder to, among other things, cause all outstanding debt obligations under the senior credit facility to become due and payable and to proceed against the collateral securing such senior credit facility. Any event of default or acceleration of the senior credit facility will likely also cause a default under the terms of our other indebtedness.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and documents that are incorporated by reference contains forward-looking statements. “Forward-looking statements” are any statements that are not based on historical information and that are predictive in nature or that depend upon or refer to future events or conditions. These statements are often identified by the words “may,” “might,” “will,” “should,” “anticipate,” “believe,” “expect,” “intend,” “estimate,” “hope,” “plan” or similar expressions. In addition, expressions of our strategies, intentions or plans are also forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Therefore, actual results may differ materially from those projected or implied in the forward-looking statements. We believe important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following,

•	The effect of our tax-free spin-off of Fiesta Restaurant Group, including any potential tax liability that may arise;

•	Effectiveness of the Burger King® advertising programs and the overall success of the Burger King brand;

•	Increases in food costs and other commodity costs;

•	Competitive conditions;

•	Our ability to integrate any restaurant we acquire;

•	Regulatory factors;

•	Environmental conditions and regulations;

•	General economic conditions, particularly in the retail sector;

•	Weather conditions;

•	Fuel prices;

•	Significant disruptions in service or supply by any of our suppliers or distributors;

•	Changes in consumer perception of dietary health and food safety;

•	Labor and employment benefit costs, including the effects of healthcare reform;

•	The outcome of pending or future legal claims or proceedings;

•	Our ability to manage our growth and successfully implement our business strategy;

•	Our inability to service our indebtedness;

•	Our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;

•	The availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

•

Factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if our products cause injury, ingredient disclosure and labeling laws and regulations, reports of cases of food borne illnesses such as “mad cow” disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as negative publicity regarding food quality, illness, injury or other health concerns; and

•	Other factors discussed under “Risk Factors,” “Business” and in documents incorporated by reference in this prospectus supplement.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this prospectus supplement which reflect management’s opinions only as of their respective dates. Except as required by law, we undertake no obligation to revise or publicly release the results of any revisions to any forward-looking statements. You are advised, however, to consult any additional disclosures we have made or will make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of $60,000,000 of our common stock that we are offering hereby will be approximately $56.5 million in the aggregate after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $65.0 million in the aggregate after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the sale of our common stock to accelerate the remodeling of our restaurants to BKC’s 20/20 restaurant image, to acquire additional franchised Burger King restaurants, and, to a lesser extent, to develop new restaurants and for other general corporate purposes. We are currently negotiating a non-binding term sheet to acquire approximately 20 Burger King restaurants from another franchisee for a cash purchase price of between $6 million and $10 million. The consummation of this potential acquisition will be subject to a number of conditions including, among other things, the execution of definitive agreements and our ability to finance the purchase price. There can be no assurance that we will consummate the acquisition for such purchase price or at all. In the event we complete this potential acquisition, we intend to use a portion of the net proceeds of this offering to fund the purchase price.

Until we use the net proceeds from this offering as provided above, we intend to use such net proceeds to reduce any outstanding revolving credit borrowings under our senior credit facility (if any) and to invest the net proceeds from this offering in short-term, investment-grade interest bearing securities such as money market funds, certificates of deposit, commercial paper, corporate bonds and U.S. agency and U.S. Treasury bonds.

DILUTION

Purchasers of shares of our common stock offered by this prospectus supplement and the accompanying prospectus will experience an immediate dilution in the net tangible book value of their common stock from the public offering price of the shares of common stock. The net tangible book value of our common stock as of December 29, 2013 was approximately $69.0 million, or $2.91 per share of common stock. Net tangible book value per share of our common stock is equal to our net tangible assets (stockholders’ equity less goodwill and intangible assets) divided by the number of shares of our common stock issued and outstanding as of December 29, 2013.

Dilution per share represents the difference between the public offering price per share of our common stock in this offering and the adjusted net tangible book value per share of our common stock after giving effect to this offering. After reflecting the sale in this offering of              shares of our common stock offered by us at an offering price of $         per share, less underwriting discounts and commissions and estimated offering expenses, our adjusted net tangible book value per share of our common stock as of December 29, 2013 would have been approximately $         or $         per share. The change represents an immediate increase in net tangible book value per share of our common stock of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing the shares of our common stock in this offering. The following table illustrates this per share dilution:

The following table illustrates this per share dilution:

Assumed offering price per share		$
Net tangible book value per share as of December 29, 2013	$
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

The foregoing calculations are based on 23,711,257 shares of our common stock outstanding as of December 29, 2013, the last day of our most recently completed fiscal year, and do not take into account any of the following:

•	shares of common stock available for future grants under our 2006 Stock Incentive Plan, as amended; and

•	conversion of the Series A Preferred Stock.

CAPITALIZATION

The following table sets forth our capitalization as of December 29, 2013

•	on an actual basis; and

•

an as adjusted basis to give effect to the sale by us of                 shares of our common stock in this offering (and without giving effect to the exercise by the underwriters of the option to purchase additional shares), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, not including the SEC registration fee.

You should read this table in conjunction with “Use of Proceeds,” and the financial data set forth under “Prospectus Supplement Summary—Summary Historical Financial and Operating Data.”

	Actual December 29, 2013	As Adjusted
Cash (1)	$8,302

Long-term debt, including current portion:
Carrols Restaurant Group 11.25% Senior Secured Second Lien Notes	$150,000
Capital leases	10,483
Lease financing obligation	1,200

Total debt	$161,683
Stockholders’ equity
Preferred stock	$—
Voting common stock	230
Additional paid-in capital	69,258
Retained earnings	7,155
Accumulated other comprehensive income	702
Treasury stock, at cost	(141)
Total stockholders’ equity	$77,204
Total capitalization	$238,887

(1)	Excludes restricted cash of $20.0 million which represents the amount deposited as collateral into an account with the administrative agent pursuant to our senior credit facility until the date on which our Adjusted Leverage Ratio, (as defined in our senior credit facility) is less than 6.00x for two consecutive fiscal quarters.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset, within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this summary, a “non-U.S. holder” means any beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a beneficial owner of our common stock that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership considering an investment in our common stock, then you should consult your own tax advisors.

This summary is based on the Code, the Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the U.S. Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this document. Changes in such authority or new interpretations thereof may have retroactive effect and could significantly affect the U.S. federal income tax consequences discussed below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status (including alternative minimum tax consequences), nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, individual retirement and other tax-deferred accounts, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, insurance companies, broker dealers, dealers or traders in securities or currencies, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, non-U.S. trusts and estates that have U.S. beneficiaries and former citizens or residents of the U.S. This summary also does not discuss common stock held as part of a hedge, straddle or synthetic security or conversion or other integrated transaction.

This discussion does not address any consequences under any U.S. federal tax laws other than U.S. federal income tax laws (such as the U.S. federal estate and gift tax laws) or the tax laws of any state, local or any non-U.S. jurisdiction. In addition, it does not address the Medicare tax on certain investment income.

The following is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of our common stock should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable tax treaty.

Distributions

Any distribution of cash or property (other than certain distributions of our common stock) with respect to our common stock (and certain redemptions that are treated as distributions with respect to our common stock) will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any dividends that are not effectively connected with the applicable non-U.S. holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the applicable non-U.S. holder within the United States (and, in cases in which certain tax treaties apply, are attributable to a permanent establishment) are generally not subject to such withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to U.S. persons. A corporate non-U.S. holder with effectively connected dividend income may also be subject to a branch profits tax (at a rate of 30% (or a lower applicable treaty rate)) on its effectively connected earnings and profits (subject to adjustments). Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI (or other applicable IRS Form W-8), must be satisfied for effectively connected income to be exempt from U.S. federal withholding tax.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of common stock that is taxed to you as described below under the heading “Sale, Exchange or Other Taxable Disposition of Common Stock.” Your adjusted tax basis in a share of common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce U.S. federal withholding tax, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships). If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other taxable disposition of our common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

•	you are an individual present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•

we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met. Generally, we will be a “U.S. real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we are not currently, and we do not currently anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates, unless an applicable income tax treaty provides otherwise. In addition, a corporate non-U.S. holder may be subject to branch profits tax on any effectively connected earnings and profits (subject to adjustments) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (or lower applicable treaty rate) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses. Even if we are or become a U.S. real property holding corporation, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain in respect of our common stock as long as our common stock continues to be regularly traded on an established securities market, unless such non-U.S. holder actually or constructively owned more than 5% of our common stock at some time during the specified testing period.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in March 2010 generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as a beneficial owner or as an intermediary), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders, that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution (as a beneficial owner or as an intermediary) unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Final Treasury Regulations and related IRS guidance delay the implementation of withholding (i) on dividend income until July 1, 2014 and (ii) on gross proceeds from the disposition of stock until January 1, 2017. Certain intergovernmental agreements between the United States and other countries may modify these rules. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident. In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are generally as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections or a “U.S.-related person,” information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement entered into with the underwriters named below, for whom Raymond James & Associates, Inc. and Stephens Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock set forth opposite their names below:

Underwriter	Number of shares
Raymond James & Associates, Inc.
Stephens Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the common stock offered by this prospectus supplement are subject to approval by its counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus supplement, if any are purchased, other than those covered by the option to purchase additional shares described below.

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase from time to time up to an aggregate of              additional shares of common stock, at the same price per share as they are paying for the shares shown in the table above. If the underwriters exercise their option to purchase any of the additional                  shares, each underwriter, subject to certain conditions, will become obligated to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus supplement are being sold.

Commissions and Discounts

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus supplement and to various dealers at that price less a concession not to exceed $         per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus supplement. The shares of common stock are offered by the underwriters as stated in this prospectus supplement, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering will be approximately $500,000.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

Indemnification

We have agreed to indemnify the underwriters against various liabilities, including certain liabilities under the Securities Act and the Exchange Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up Agreements

Subject to specified exceptions, each of our directors and our executive officers have agreed for a period of 90 days after the date of this prospectus supplement, not to directly or indirectly: (1) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any stock, options, warrants or other securities of our company, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any stock, options, warrants or other securities of our company held by the person or entity without the prior written consent of Raymond James & Associates, Inc. and Stephens Inc. or (2) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of the securities held by the person or entity, or to otherwise participate as a selling securityholder in any manner in any registration by us under the Securities Act. The foregoing restrictions shall not apply to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering;

•	the issuance of shares pursuant to our 2006 Stock Incentive Plan, as amended;

•

transfers of shares of common stock, or any security convertible into common stock, as a bona fide gift, subject to certain requirements including that each donee or distributee shall agree in writing to the restrictions described above;

•

the exercise of an option (that expires during the 90-day restricted period) to purchase shares of common stock granted under a stock incentive or stock purchase plan or the disposition of shares of restricted stock (that vest during the 90-day restricted period) to us pursuant to the terms of any such plan only for tax withholding or to pay the exercise price of the underlying stock option; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 90-day restricted period.

In addition we have agreed that for 90 days after the date of this prospectus supplement, we will not directly or indirectly without the prior written consent of Raymond James & Associates, Inc. and Stephens Inc.: (1) offer for sale, sell, pledge or otherwise dispose (or enter into any transaction or device that is designed to, or reasonably could be expected to, result in the disposition by any person within the 90-day restricted period) of any shares of common stock or securities convertible into or exchangeable for common stock, or sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock (other than the common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus supplement or pursuant to currently outstanding convertible securities, options, warrants or rights), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock whether any transaction described in clause (1) or (2) above is settled by delivery of common stock or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into our common stock, or (4) publicly disclose the intention to do any of the foregoing.

The 90-day lock-up period described in the preceding paragraphs will automatically be extended if (1) during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then the lock-up period shall automatically be extended and the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, as applicable, unless Raymond James & Associates, Inc. and Stephens Inc. waive, in writing, such extension. Raymond James & Associates, Inc. and Stephens Inc. may release any of the securities subject to these lock-up agreements at any time without notice.

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

In connection with this transaction, the underwriters may engage in passive market making transactions in the common stock on The NASDAQ Global Market, prior to the pricing and completion of this offering. Passive market making is permitted by SEC Regulation M and consists of displaying bids on The NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on The NASDAQ Global Market or otherwise.

Electronic Distribution

A prospectus supplement and the accompanying prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters of this offering, or by their affiliates. Other than the prospectus supplement in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “TAST.”

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters may arrange to sell common stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Affiliations

Each of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which they have received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. We expect to continue to use each of the underwriters and their respective affiliates for various services in the future.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus supplement certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus supplement . We incorporate by reference the documents listed below that we have previously filed with the SEC, except that information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or any other filing where we indicate that such information is being furnished and not “filed” under the Exchange Act, is not deemed to be filed and not incorporated by reference herein:

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2013, filed on March 3, 2014;

•	our Annual Report on Form 10-K/A, filed on March 28, 2014; and

•

the description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC on November 30, 2006 and any further amendment or report filed hereafter for the purpose of updating such description.

We also incorporate by reference into this prospectus supplement additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus supplement is deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus supplement may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement and accompanying prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus supplement.

You may request a copy of these filings, at no cost to you, by telephoning us at (315) 424-0513 or by writing us at the following address:

Carrols Restaurant Group, Inc.

968 James Street

Syracuse, New York 13203

Attn: Investor Relations

You may also access the documents incorporated by reference in this prospectus supplement through our website at www.carrols.com. The reference to our website is an inactive textual reference only and, except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus supplement or the registration statement of which it forms a part.

LEGAL MATTERS

Akerman LLP, New York, New York, will pass upon the validity of the shares of our common stock to be offered by this prospectus supplement. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule, incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Carrols Restaurant Group, Inc. (the “Company”), and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered hereby. This prospectus supplement and the accompanying prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the securities offered by this prospectus supplement, we refer you to the registration statement and the exhibits filed as part of the registration statement. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. We maintain a website at www.carrols.com. The reference to our website address is a textual reference only, meaning that it does not constitute incorporation by reference of the information contained on the website and should not be considered part of this prospectus supplement.

PROSPECTUS

CARROLS RESTAURANT GROUP, INC.

$ 100,000,000

Common Stock

Preferred Stock

Debt Securities

Guarantees of Debt Securities

We may offer and sell from time to time common stock, preferred stock, debt securities (including debt securities that may be convertible into or exchangeable for common stock or other debt securities) and guarantees of debt securities. The common stock, preferred stock, debt securities and guarantees may be offered separately or together, in multiple series, in amounts, at prices and on terms that will be set forth in one or more prospectus supplements to this prospectus. Certain subsidiaries may fully and unconditionally guarantee any debt securities that are issued.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered and sold pursuant to this prospectus, a supplement to this prospectus that contains specific information about the offering will be provided. You should read this prospectus and the applicable prospectus supplement carefully and any document we incorporate by reference into this prospectus and any accompanying prospectus supplement before you invest in the securities.

We may offer and sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections of this prospectus entitled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.

Our common stock is traded on The NASDAQ Global Market under the symbol “TAST.” On April 9, 2014, the last reported sale price of our common stock on The NASDAQ Global Market was $7.28 per share.

An investment in these securities involves a high degree of risk. See “Risk Factors” on page 2 of this prospectus and under any similar headings in any filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 10, 2014

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC”, using the “shelf” registration process. By using a shelf registration statement, we may, from time to time, sell our securities in one or more offerings up to a total dollar amount of $100,000,000.

Each time that we offer and sell securities, we will provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement, together with the additional information described under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and any related prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and the applicable prospectus supplement is accurate as of the date on its respective front cover, and that any information incorporated by reference is accurate only as of the date given in the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Information Incorporated by Reference,” before deciding whether to invest in any of the securities being offered.

Throughout this prospectus, we refer to Carrols Restaurant Group, Inc. as “Carrols Restaurant Group” and, together with its consolidated subsidiaries, as “we,” “our” and “us” unless otherwise indicated or the context otherwise requires. Any reference to “Fiesta Restaurant Group” refers to Fiesta Restaurant Group, Inc., a Delaware corporation and formerly our indirect wholly-owned subsidiary prior to our spin-off of Fiesta Restaurant Group which occurred on May 7, 2012, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Any reference to “Carrols” refers to our wholly-owned subsidiary, Carrols Corporation, a Delaware corporation, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Any reference to “Carrols LLC” refers to the wholly-owned subsidiary of Carrols, Carrols LLC, a Delaware limited liability company, unless otherwise indicated or the context otherwise requires.

Any reference to BKC in this prospectus refers to Burger King Worldwide, Inc. and its wholly-owned subsidiaries, including Burger King Corporation.

BURGER KING® is a registered trademark and service mark and WHOPPER® is a registered trademark of BKC. Neither BKC nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys are in any way participating in, approving or endorsing this offering, any of the underwriting (if any) or accounting procedures used in this offering, or, any representations made in connection with this offering. The grant by BKC of any franchise or other

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rights to us is not intended as, and should not be interpreted as, an express or implied approval, endorsement or adoption of any statement regarding financial or other performance which may be contained in this prospectus. All financial information in this prospectus is our sole responsibility.

Any review by BKC of this prospectus has been conducted solely for the benefit of BKC to determine conformance with BKC internal policies, and not to benefit or protect any other person. No investor should interpret such review by BKC as an internal approval, endorsement, acceptance or adoption of any representation, warranty, covenant or projection contained in this prospectus.

The enforcement or waiver of any obligation of ours under any agreement between us and BKC or BKC affiliates is a matter of BKC or BKC affiliates’ sole discretion. No investor should rely on any representation, assumption or belief that BKC or BKC affiliates will enforce or waive particular obligations of ours under those agreements.

MARKET AND INDUSTRY DATA

In this prospectus, we refer to information, forecasts and statistics regarding the restaurant industry and to information, forecasts and statistics from Nation’s Restaurant News, the U.S. Census Bureau and the U.S. Department of Agriculture. Unless otherwise indicated, information regarding BKC in this prospectus has been made publicly available by BKC.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” any prospectus supplement and the documents that we incorporate by reference into this prospectus, before making an investment decision.

About Carrols Restaurant Group, Inc.

Overview

We are the largest Burger King® franchisee in the world, based on number of restaurants, and have operated Burger King restaurants since 1976. As of December 29, 2013, we owned and operated 564 Burger King restaurants located in 13 Northeastern, Midwestern and Southeastern states. Burger King restaurants feature the popular flame-broiled Whopper® sandwich, as well as a variety of hamburgers, chicken and other specialty sandwiches, french fries, salads, breakfast items, snacks, smoothies, frappes and other offerings. We believe that our size, seasoned management team, extensive operating infrastructure, experience and proven operating disciplines differentiate us from many of our competitors as well as many other Burger King operators.

Our common stock is listed on The NASDAQ Global Market under the symbol “TAST.”

Corporate Information

We are a Delaware corporation, incorporated in 1986. We conduct all of our operations through our indirect subsidiary, Carrols LLC, a Delaware limited liability company. We have no assets other than the shares of Carrols. Our principal executive offices are located at 968 James Street, Syracuse, New York 13203 and our telephone number at that address is (315) 424-0513. Our corporate website is www.carrols.com. Our website address is a textual reference only, meaning that the information contained on our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should consider carefully the specific risk factors discussed in the sections entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 29, 2013 or the most recent Quarterly Report on Form 10-Q, as filed with the SEC, which are incorporated herein by reference in their entirety, as well as any amendment or updates to our risk factors reflected in subsequent filings with the SEC. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any additional risks and uncertainties actually occur, our business, financial condition, results of operations and cash flow could be materially and adversely affected and you might lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus and the registration statement of which it forms a part contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Statements that are predictive in nature or that depend upon or refer to future events or conditions are forward-looking statements. These statements are often identified by the words “may,” “might,” “will,” “should,” “anticipate,” “believe,” “expect,” “intend,” “estimate,” “hope,” “plan” or similar expressions. In addition, expressions of our strategies, intentions or plans are also forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected or implied in the forward-looking statements. We believe important factors that could cause actual results to differ materially from our expectations include the following, in addition to other risks and uncertainties discussed herein, in our Annual Report on Form 10-K for the fiscal year ended December 29, 2013 or the most recent Quarterly Report on Form 10-Q, as filed with the SEC, as well as in subsequent filings with the SEC:

•	The effect of our tax-free spin-off of Fiesta, including any potential tax liability that may arise;

•	Effectiveness of the Burger King® advertising programs and the overall success of the Burger King brand;

•	Increases in food costs and other commodity costs;

•	Competitive conditions;

•	Our ability to integrate any restaurant we acquire;

•	Regulatory factors;

•	Environmental conditions and regulations;

•	General economic conditions, particularly in the retail sector;

•	Weather conditions;

•	Fuel prices;

•	Significant disruptions in service or supply by any of our suppliers or distributors;

•	Changes in consumer perception of dietary health and food safety;

•	Labor and employment benefit costs, including the effects of healthcare reform;

•	The outcome of pending or future legal claims or proceedings;

•	Our ability to manage our growth and successfully implement our business strategy;

•	Our inability to service our indebtedness;

•

Our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors; The availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

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Factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if our products cause injury, ingredient disclosure and labeling laws and regulations, reports of cases of food borne illnesses such as “mad cow” disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as negative publicity regarding food quality, illness, injury or other health concerns; and

•	Other factors discussed under “Risk Factors” and elsewhere herein.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this prospectus which reflect management’s opinions only as of their respective dates. Except as required by law, we undertake no obligation to revise or publicly release the results of any revisions to any forward-looking statements. You are advised, however, to consult any additional disclosures we have made or will make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

SUBSIDIARY GUARANTORS

Certain of our domestic subsidiaries (which we refer to as the “subsidiary guarantors” in this prospectus) may fully and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. Financial information concerning our subsidiary guarantors will be included in our consolidated financial statements filed as part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

Additional information concerning our subsidiaries and us is included in our periodic reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes unless otherwise disclosed in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the periods indicated. You should read these ratios in conjunction with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

Year Ended
	January 3, 2010	January 2, 2011	January 1, 2012	December 30, 2012	December 29, 2013
Ratio of earnings to fixed charges	2.01x	1.16x	—	—	—

Our earnings were insufficient to cover our fixed charges for the years ended January 1, 2012, December 30, 2012 and December 29, 2013 by $2,185, $28,909 and $23,916, respectively. As of the date of this prospectus, we have no shares of preferred stock outstanding that require us to accrue or pay dividends, and consequently, our ratio of earnings to preferred share dividends and ratio of earnings to fixed charges would be identical.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, as amended, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws, as amended, and the Delaware General Corporation Law, or “DGCL.”

Authorized Capitalization

Our authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share. As of April 9, 2014, we had issued and outstanding 23,710,713 shares of our common stock and 100 shares of Series A Convertible Preferred Stock, which we refer to as “Series A Preferred Stock”.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters submitted for a vote by the common stockholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors to be elected by our common stockholders to each remove and replace one director. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on any outstanding preferred stock ranking prior to the common stock as to the payment of dividends. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, we are a holding company and conduct all of our operations through our direct and indirect subsidiaries. As a result, for us to pay dividends, we need to rely on dividends or distributions to us from Carrols and indirectly from subsidiaries of Carrols. The indenture governing our 11.25% Senior Secured Second Lien Notes due 2018 and our senior credit facility limits, and debt instruments that we and our subsidiaries may enter into in the future may limit, our ability to pay dividends to our stockholders.

Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for the distribution to the common stockholders after payment of, or provision for, all of our liabilities and amounts due in respect of any outstanding preferred stock ranking prior to the common stock with respect to distributions under such circumstances.

Other Matters. Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock being offered by us in this prospectus will, upon issuance, be, fully paid and non-assessable.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance at the discretion of our board of directors without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

•	the designation of the series;

•	the number of shares of the series;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate, if any, of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates and provisions for any adjustments to such prices or rates, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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the ranking of such series with respect to dividends and amounts payable on our liquidation, dissolution or winding-up, which may include provisions that such series will rank senior to our common stock with respect to dividends and those distributions;

•	restrictions on the issuance of shares of the same series or any other class or series; and

•	voting rights, if any, of the holders of the series.

The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of us. See “—Authorized but Unissued Capital Stock” below.

A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. They will include, where applicable:

•	the title and stated value of the series of shares of preferred stock and the number of shares constituting that series;

•	the number of shares of the series of preferred stock offered, the liquidation preference per share and the offering price of the shares of preferred stock;

•	the dividend rate(s), period(s) and/or payment date(s) or the method(s) of calculation for those values relating to the shares of preferred stock of the series;

•	the date from which dividends on shares of preferred stock of the series shall cumulate, if applicable;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any, for shares of preferred stock of the series;

•	the provision for a sinking fund, if any, for shares of preferred stock of the series;

•	the provision for redemption or repurchase, if applicable, of shares of preferred stock of the series;

•	any listing of the series of shares of preferred stock on any securities exchange;

•

the terms and conditions, if applicable, upon which shares of preferred stock of the series will be convertible into shares of preferred stock of another series or common stock, including the conversion price, or manner of calculating the conversion price;

•

whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preferred stock;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in shares of preferred stock of the series will be represented by global securities;

•	any other specific terms, preferences, rights, limitations or restrictions of the series of shares of preferred stock;

•	a discussion of any material United States federal income tax consequences of owning or disposing of the shares of preferred stock of the series;

•	the relative ranking and preferences of shares of preferred stock of the series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

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any limitations on issuance of any series of shares of preferred stock ranking senior to or on a parity with the series of shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs.

If we issue shares of preferred stock under this prospectus, the shares will be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Series A Convertible Preferred Stock

In May 2012, we issued 100 shares of Series A Preferred Stock to Burger King Corporation in connection with our purchase of 278 Burger King restaurants from BKC, which we refer to as the “acquisition”, including BKC’s assignment of its right of first refusal on franchise restaurant transfers in 20 states and a grant, on a non-exclusive basis, of franchise pre-approval rights to acquire restaurants from Burger King franchisees in such 20 states until we operate 1,000 Burger King restaurants. The Series A Preferred Stock was issued pursuant to the certificate of designation and are convertible into an aggregate of 28.4% of the shares of our common stock outstanding, on a fully diluted basis, as of April 9, 2014 after giving effect to the issuance of the Series A Preferred Stock (or 9,414,580 shares of our common stock in the aggregate, which we refer to as the “conversion shares”). The Series A Preferred Stock and the conversion shares are subject to a three-year restriction on transfer by BKC from the date of the issuance of the Series A Preferred Stock. So long as the number of shares of our common stock into which the outstanding shares of Series A Preferred Stock held by BKC are then convertible constitutes greater than 10% of the outstanding shares of our common stock (on an as-converted basis) and there is no prohibited transfer of the Series A Preferred Stock or the conversion shares during the holding period, BKC has certain approval rights with respect to the Series A Preferred Stock including, among other things: (a) our annual budget for each of the first two fiscal years following the issuance of the Series A Preferred Stock; (b) changes to the restaurant remodeling plan agreed to at the time of the closing of the acquisition; (c) modifying our organizational documents; (d) amending the size of our board of directors; (e) the authorization or consummation of any liquidation event, except as permitted pursuant to the operating agreement; (f) engaging in any business other than the acquisition and operation of Burger King restaurants, except following a bankruptcy filing, reorganization or insolvency proceeding by or against BKC or its parent company, Burger King Worldwide, Inc., which filing has not been dismissed within 60 days; (g) issuing, in any single transaction or series of related transactions, shares of our common stock in an amount exceeding 35% of the total number of shares of our common stock outstanding immediately prior to the time of such issuance; and (h) entering into certain affiliated transactions. The Series A Preferred Stock votes with our common stock on an as-converted basis and provides for the right of BKC to elect two members of our board of directors as Class A members until the date on which the number of shares of our common stock into which the outstanding shares of Series A Preferred Stock held by BKC are then convertible constitutes less than 14.5% of the total number of outstanding shares of our common stock, which we refer to as the “director step-down date”. From the director step-down date to the date on which the number of shares of our common stock into which the outstanding shares of Series A Preferred Stock held by BKC are then convertible constitute less than 10% of the total number of outstanding shares of our common stock or the date on which there is a prohibited transfer of the Series A Preferred Stock or the conversion shares during the holding period, BKC will have the right to elect one member to our board of directors as a Class A member. The Series A Preferred Stock ranks senior to our common stock with respect to rights on liquidation, winding-up and dissolution of us up to its stated value of $0.01 per share and thereafter pro rata with our common stock on an as converted basis. The Series A Preferred Stock receives dividends pro rata with our common stock on an as converted basis. The Series A Preferred Stock does not pay interest, is perpetual and has no mandatory redemption features.

Series A Convertible Preferred Stock Registration Rights

Upon the closing of the acquisition, in May 2012 we and BKC entered into a registration rights agreement, which we refer to as the “BKC registration rights agreement,” pursuant to which we agreed to file one shelf registration statement on Form S-3 under the Securities Act covering the resale of at least 30% of the conversion shares as promptly as possible upon written request of BKC at any time after the 36-month anniversary of the closing of the acquisition. The BKC registration rights agreement also provides that BKC may make up to three demands to register for the resale of at least 33.3% of the conversion shares held by BKC under the Securities Act on the date of the closing of the acquisition upon the written request by BKC at any time following the 30-month anniversary of the closing of the acquisition. The BKC registration rights agreement also provides that whenever we register shares of our common stock under the Securities Act (other than on a Form S-4 or Form S-8), BKC has the right as specified therein to register its conversion shares as part of that registration, provided, however, that such registration rights are subject to the rights of the managing underwriters, if any, to reduce or exclude certain conversion shares owned by BKC from an underwritten registration (and subject to certain rights of certain persons, including members of our management that have piggyback registration rights). Except as otherwise provided in the BKC registration rights agreement, the BKC registration rights agreement requires us to pay for all costs and expenses, other than underwriting discounts, commissions and underwriters’ counsel fees, incurred in connection with the registration of our common stock, stock transfer taxes and the expenses of BKC’s legal counsel in connection with the sale of the conversion shares, provided that we will pay the reasonable fees and expenses of one counsel for BKC up to $50,000 in the aggregate for any registration thereunder, subject to the limitations set forth therein. We will also agree to indemnify BKC against certain liabilities, including liabilities under the Securities Act. We have also agreed, to the extent a shelf registration is effective, to file up to two prospectus supplements in connection with a block sale or non-marketed underwritten offering by BKC of our common stock held by BKC and pay one half of the accounting and printing fees related thereto to the extent such sale or offering is for a sales price of no less than 90% of the average closing price of our common stock for the five trading days ending immediately prior to such sale or offering and is not less than 300,000 shares of common stock.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. Additional shares of our common stock or preferred stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of the Delaware General Corporate Law and Certain Provisions of Our Restated Certificate of Incorporation and Amended and Restated By-laws

Section 203 of the General Corporation Law of the State of Delaware. We are a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 provides that, subject to certain exceptions, we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine whether shares held under the plan will be tendered in a tender or exchange offer; or

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at or subsequent to that time, the business combination is approved by our board of directors at an annual or special meeting of stockholders and not by written consent, and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or is an affiliate or associate of us and within the previous three years did own, 15% or more of our outstanding voting stock.

Section 203 generally makes it more difficult for a person who is or would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in our and their best interests.

Classified Board of Directors. Our restated certificate of incorporation provides that our board of directors be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms.

Calling of Special Meeting of Stockholders. Our restated certificate of incorporation and amended and restated by-laws, as amended, provide that special meetings of our stockholders may be called only by (1) our board of directors or chief executive officer for any purpose or (2) by the secretary if directed by the board of directors. Our restated certificate of incorporation and amended and restated by-laws provide that business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of such special meeting. Accordingly, our stockholders will not be entitled to take action by calling special meetings.

Adjournment of Stockholder Meetings. Our amended and restated bylaws, as amended, provide that only the Chairman of the Board or other person presiding over any stockholder meeting may adjourn the meeting whether or not a quorum is present at the meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated by-laws, as amended, provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders provided, however, that in the event that the date of the annual meeting is advanced by more than thirty days, or delayed by more than seventy days, from such anniversary date, notice by the stockholder to be timely must be so delivered (a) not more than the one hundred twentieth day prior to such annual meeting and (b) not less than (i) the close of business on the later of the ninetieth day prior to such annual meeting or (ii) the tenth day following the day on which public announcement of the date of such meeting is first made by us. Our amended and restated by-laws will also specify requirements as to the form and content of a stockholder’s notice. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of ten days following the day on which public announcement is first made of the date of the special meeting or 90 days prior to the date that meeting is proposed to be held. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual or special meeting of stockholders.

Amendment or Alteration of Bylaws. Stockholders may amend, alter, change or repeal provisions of our amended and restated bylaws, as amended, only by the affirmative vote of the holders of at least 66  2/3% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter our amended and restated by-laws.

No Cumulative Voting. Holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, holders of more than 50% of the shares of our common stock can, if they choose to do so, elect all of our directors to be elected by our common stockholders. In such event, holders of the remaining shares of our common stock will not be able to elect any directors.

Removal of Directors. The board of directors may only remove a director from the board for cause and then only by action of a majority of the board. Subject to those rights, stockholders may only remove a director from our board of directors for cause, and then only by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors.

Amendment or Alteration of Restated Certificate of Incorporation. Stockholders may amend, alter, change or repeal certain provisions of our restated certificate of incorporation by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter those provisions of our restated certificate of incorporation.

No Stockholder Action by Written Consent. Our restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

Limitation on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases or redemption); or

•	for transactions from which the director derived improper personal benefit.

Our restated certificate of incorporation and amended and restated by-laws, as amended, provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, Inc.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “TAST.”

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we may include in any applicable prospectus supplement and in any related free writing prospectuses, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms summarized below will apply generally to any debt securities that we may offer, we will describe the particular terms of any debt securities in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms described below.

When describing any debt securities, references to “issuer” refers to Carrols Restaurant Group, Inc.

We have filed, as an exhibit to the registration statement of which this prospectus is a part, the form of indenture pursuant to which the debt securities will be issued and will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, a form of debt security that describes the terms of the particular debt securities we are offering before the issuance of the related debt securities. We may issue debt securities from time to time in one or more distinct series. The debt securities may be senior debt securities or subordinated debt securities. Senior debt securities may be issued under a senior indenture and subordinated debt securities may be issued under a subordinated indenture. If we issue debt securities pursuant to an indenture, we will specify the trustee under such indenture in the applicable prospectus supplement. We will include in a supplement to this prospectus the specific terms of debt securities being offered, including the terms, if any, on which debt securities may be convertible into or exchangeable for common stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of debt securities and any indentures are summaries of those provisions, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the debt securities and the indentures (including any amendments or supplements we may enter into from time to time which are permitted under the debt securities or any indenture).

Unless otherwise specified in a prospectus supplement, the debt securities will be our direct unsecured obligations. Any debt securities designated as senior will rank equally with any of our other senior and unsubordinated debt. Any debt securities designated as subordinated will be subordinate and junior in right of payment to any senior indebtedness. There may be subordinated debt securities that are senior or junior to other series of subordinated debt securities.

The payment obligations of the issuer under any series of debt securities may be guaranteed by one or more of our direct or indirect subsidiaries. If a series of debt securities is so guaranteed, the guarantors will execute the applicable indenture, a supplemental indenture or a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee.

The obligations of each guarantor under its guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other guarantor in respect to its obligations under its guarantee.

The applicable prospectus supplement will set forth the terms of the debt securities or any series thereof, including, if applicable:

•	the title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the date or dates on which the principal amount of the debt securities will mature;

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if the debt securities bear interest, the rate or rates at which the debt securities bear interest, or the method for determining the interest rate, and the date or dates from which interest will accrue;

•	if the debt securities bear interest, the dates on which interest will be payable, or the method for determining such dates, and the regular record dates for interest payments;

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the place or places where the payment of principal, any premium and interest will be made, where the debt securities may be surrendered for transfer or exchange and where notices or demands to or upon us may be served;

•	any optional redemption provisions, which would allow us to redeem the debt securities in whole or in part;

•	any sinking fund or other provisions that would obligate us to redeem, repay or purchase the debt securities;

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if the currency in which the debt securities will be issuable is United States dollars, the denominations in which any registered securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than the entire principal amount, the portion of the principal amount of debt securities which will be payable upon a declaration of acceleration of the maturity of the debt securities;

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the events of default and covenants relevant to the debt securities, including, the inapplicability of any event of default or covenant set forth in the indenture relating to the debt securities, or the applicability of any other events of defaults or covenants in addition to the events of default or covenants set forth in the indenture relating to the debt securities;

•	the name and location of the corporate trust office of the applicable trustee under the indenture for such debt securities;

•	if other than United States dollars, the currency in which the debt securities will be paid or denominated;

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if the debt securities are to be payable, at our election or the election of a holder of the debt securities, in a currency other than that in which the debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made, and the time and manner of determining the exchange rate between the currency in which the debt securities are denominated or stated to be payable and the currency in which the debt securities are to be so payable;

•	the designation of the original currency determination agent, if any;

•	if the debt securities are issuable as indexed securities, the manner in which the amount of payments of principal, any premium and interest will be determined;

•	if the debt securities do not bear interest, the dates on which we will furnish to the applicable trustee the names and addresses of the holders of the debt securities;

•	any provisions for the satisfaction and discharge or defeasance or covenant defeasance of the indenture under which the debt securities are issued;

•	the date as of which any bearer securities and any global security will be dated if other than the date of original issuance of the first debt security of a particular series to be issued;

•	whether and under what circumstances we will pay additional amounts to non—United States holders in respect of any tax assessment or government charge;

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whether the debt securities will be issued in whole or in part in the form of a global security or securities and, in that case, any depositary and global exchange agent for the global security or securities, whether the global form shall be permanent or temporary;

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if debt securities are to be issuable initially in the form of a temporary global security, the circumstances under which the temporary global security can be exchanged for definitive debt securities and whether the definitive debt securities will be registered securities and provisions relating to the payment of interest in respect of any portion of a global security payable in respect of an interest payment date prior to the exchange date;

•	the extent and manner to which payment on or in respect of debt securities will be subordinated to the prior payment of our other liabilities and obligations;

•	whether payment of any amount due under the debt securities will be guaranteed by one or more guarantors, including one or more of our subsidiaries;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities will be convertible and the terms of any conversion provisions;

•	the forms of the debt securities;

•	a discussion of any material United States federal income tax consequences of owning and disposing of the debt securities; and

•	any other terms of the debt securities, which terms shall not be inconsistent with the requirements of the Trust Indenture Act of 1939, as amended.

This prospectus is part of a registration statement that provides that we may issue debt securities from time to time in one or more series under one or more indentures, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

We intend to disclose any restrictive covenants for any issuance or series of debt securities in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities covered in this prospectus from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods, through underwriters or dealers, through agents and/or directly to one or more purchasers or any other method permitted by applicable law. The securities may be distributed from time to time in one or more transactions at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices.

Each time that we sell securities covered by this prospectus, we will provide a prospectus supplement or supplements that will describe the method of distribution and set forth the terms and conditions of the offering of such securities, including the offering price of the securities and the proceeds to us, if applicable.

Offers to purchase the securities being offered by this prospectus may be solicited directly. Agents may also be designated to solicit offers to purchase the securities from time to time. Any agent involved in the offer or sale of our securities will be identified in a prospectus supplement.

If a dealer is utilized in the sale of the securities being offered by this prospectus, the securities will be sold to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If an underwriter is utilized in the sale of the securities being offered by this prospectus, an underwriting agreement will be executed with the underwriter at the time of sale and the name of any underwriter will be provided in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for which they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

Any compensation paid to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers will be provided in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act in this prospectus, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof and to reimburse those persons for certain expenses.

Any common stock will be listed on The NASDAQ Global Market under the symbol “TAST.” To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over—allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than were sold to them. In these circumstances, these persons would cover such over—allotments or short positions by making purchases in the open market or by exercising their over—allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

If indicated in the applicable prospectus supplement, underwriters or other persons acting as agents may be authorized to solicit offers by institutions or other suitable purchasers to purchase the securities at the public offering price set forth in the prospectus supplement, pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. These purchasers may include, among others, commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions. Delayed delivery contracts will be subject to the condition that the purchase of the securities covered by the delayed delivery contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject. The underwriters and agents will not have any responsibility with respect to the validity or performance of these contracts.

We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post—effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The specific terms of any lock—up provisions in respect of any given offering will be described in the applicable prospectus supplement.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

LEGAL MATTERS

Akerman LLP, New York, New York, will pass upon for us the validity of the securities offered hereby.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated in this Prospectus by reference from the Annual Report on Form 10-K of Carrols Restaurant Group, Inc. (the “Company”), and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement and the exhibits filed as part of the registration statement. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. We maintain a website at www.carrols.com. The information contained in, or that can be accessed through, our website is not incorporated by reference herein and is not part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC, except that information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or any other filing where we indicate that such information is being furnished and not “filed” under the Exchange Act, is not deemed to be filed and not incorporated by reference herein:

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2013, filed on March 3, 2014;

•	Amendment No. 1 on Form 10-K/A for the fiscal year ended December 29, 2013, filed on March 28, 2014; and

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the description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC on November 30, 2006 and any further amendment or report filed hereafter for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus.

You may request a copy of these filings, at no cost to you, by telephoning us at (315) 424-0513 or by writing us at the following address:

Carrols Restaurant Group, Inc.

968 James Street

Syracuse, New York 13203

Attn: Investor Relations

You may also access the documents incorporated by reference in this prospectus through our website at www.carrols.com. The reference to our website is an inactive textual reference only and, except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

$60,000,000

CARROLS RESTAURANT GROUP, INC.

Common Stock

PROSPECTUS SUPPLEMENT

RAYMOND JAMES	STEPHENS INC.

                    , 2014